Sustaining Growth
2003 Annual Report


03031019

P&G

P&G's Promise

Two billion times a day, P&G brands touch the lives of people around the world. We have one of the largest and strongest portfolios of trusted, quality brands, including Pampers, Tide, Ariel, Always, Whisper, Pantene, Bounty, Pringles, Folgers, Charmin, Downy, Lenor, Iams, Crest, Clairol Nice 'n Easy, Actonel, Dawn and Olay. Nearly 98,000 P&G people working in almost 80 countries worldwide make sure P&G brands live up to their promise to make everyday life just a little better.

Financial Highlights

Amounts in millions except per share amounts	Years ended June 30 2003	2002	% Change
Net Sales	**$43,377**	$40,238	8%
Operating Income	**7,853**	6,678	18%
Net Earnings	**5,186**	4,352	19%
Per Common Share			
Diluted Net Earnings	**3.69**	3.09	19%
Dividends	**1.64**	1.52	8%

Net Sales
(in billions of dollars)


39.2
40.2
43.4
2001
2002
2003

Operating Cash Flow
(in billions of dollars)


5.8
7.7
8.7
2001
2002
2003

Diluted Net Earnings
(per common share)


$4
3
2
1
0
2001
2002
2003

Additional Earnings Information[1]
(per common share, on a diluted basis)


$4
3
2
1
0
2001
2002
2003
Reported EPS
Goodwill
Restructuring Charges

Table of Contents

Letter to Shareholders	1
P&G's Billion-Dollar Brands	6
Business Perspective	8
Directors and Corporate Officers	20
Financial Contents	22
Shareholder Information	56

[1] Restructuring charges per share total $1.05 in 2001, $0.50 in 2002 and $0.39 in 2003. 2001 includes charges of $0.15 per share for the amortization of goodwill and indefinite-lived intangibles no longer required under accounting rules beginning in 2002.

Addendum to printed version of the P&G 2003 Annual Report

Following the publication of the P&G 2003 Annual Report, an inadvertent misprint was discovered in the Letter to Shareholders.

In the final paragraph of page 3 of the Letter, under the heading of "Innovation," the fifth sentence reads, "We have nearly 7,500 Ph.D. researchers working in 20 technical centers on four continents." The sentence should read: "We have nearly 7,500 Ph.D.s and researchers working in 20 technical centers on four continents."

We apologize for this inadvertent misprint. A complete version of the Annual Report, including this correction, can be found on the Company's website at www.pg.com/investor

Fellow Shareholders,



A.G. Lafley
Chairman of the Board,
President and Chief Executive

Fiscal 2003 was a year of significant progress for Procter & Gamble – our best overall performance in nearly a decade.

- Volume was up 8%.
- Sales were up 8% to $43.4 billion.
- Earnings were up 19% to $5.2 billion; earnings per share were $3.69, up 19%.
- The Company's multi-year restructuring program is now complete, a full year ahead of schedule. Restructuring program charges for the year were $538 million.
- Earnings per share increased 14%, excluding the impact of the restructuring program.
- Net earnings margins reached the highest level in more than 50 years.
- Total Shareholder Return outperformed the Dow Jones Industrial Average and the S&P 500.
- P&G has declared a dividend increase of 11%, the 48th consecutive year of increased dividend payments.

These excellent results represent broad-based strength:

- All five Global Business Units grew earnings.
- Six of seven Market Development Organizations delivered top-line growth.
- 19 of the top 20 global brands grew volume.
- P&G brands worldwide grew share in categories accounting for nearly 80% of sales.

Most important, these results were driven from P&G's core existing businesses, in a challenging global economy and political environment. In fact, 100% of this year's growth was organic. The key element of P&G's growth strategy can most simply be described as growth from the core. We are building on P&G's core foundation of categories and brands, customers and countries, capabilities and competencies to deliver long-term, sustainable growth.

That, of course, is the key challenge. It's long-term performance that counts. P&G focuses on strategies that do what is right for the long-term health of the business. Over the past 20 years, P&G has delivered an annualized Total Shareholder Return of nearly 17%, ahead of both the Dow Jones Industrial Average and the S&P 500.

Unit Volume Growth
(% increase versus previous year)


8.3%
6.7%
0.2%
2001
2002
2003

The fundamental strengths that have driven this performance over time remain relevant and important. The strategic choices we've made over the past three years remain right. And the capabilities and systems we have developed throughout the Company are key reasons to believe that we can build on what we've done in the past to keep P&G growing in the future.

Strategic Choices

We made five key choices to get P&G back on track. There are considerable opportunities for continued growth within each area of strategic focus.

Build existing core businesses and leading brands into stronger leaders. P&G's four core categories – Fabric Care, Hair Care, Baby Care and Feminine Care – account for nearly 50% of sales and an even greater percentage of profit. It's essential that we keep these businesses healthy and growing. And we are. In Fabric Care, where P&G is the global leader, we have a worldwide share of over 30%. In Hair Care, we are also the global leader – yet we have only about a 20% share. There's plenty of upside in all four categories.

Grow faster with leading customers. In the U.S., the top 10 retailers increased their share of the market from 30% to 55% in the past five years. In Europe, concentration at the country level is even greater. This plays to P&G strengths. We understand shoppers and partner with retailers in ways and on a scale few competitors can match. We're helping retailers grow with joint business plans, P&G's leading brand portfolio, and category-leading new product innovation. As leading retailers grow, so do P&G brands.

Grow in big countries. More than 80% of P&G sales come from the top 10 markets. We need to keep driving P&G growth in these countries, which are some of the biggest and strongest economies in the world. P&G's business in the top 10 countries taken together is growing at a rate of 11% per year. P&G is a leader in these markets. We have deep understanding of local consumers, strong retail partnerships and important scale advantages. Yet, despite this strength in P&G's 10 largest countries, we still have significant opportunities to grow. In the U.S. for example, P&G is the leader in 23 categories, but we have shares above 30% in only 18. We know we can extend P&G leadership in these big countries.

100% of P&G's growth this year was organic.

Develop and invest in faster-growing, higher-margin businesses. We're strengthening P&G's leadership in Health Care and Beauty Care, two of the fastest-growing categories in which we compete. We have five billion-dollar health and beauty brands today. The acquisition of Wella will add a sixth. In fact, with the addition of Wella, Health Care and Beauty Care will account for nearly half of P&G sales and profits, up from about one-fourth at the beginning of the 1990s. We expect these two high-growth businesses to represent an increasing share of P&G's total business in the future.

Build P&G leadership in fast-growing developing markets. The consumer products business is driven significantly by three basic demographic factors: population growth, household formation and household income growth. These factors have driven developed-market growth for decades, and are now driving strong growth in many developing markets. China, for example, is now P&G's sixth largest market – up from tenth just three years ago. We've focused decisively on higher-growth, structurally attractive markets where P&G can achieve sustainable growth.

P&G's strategic choices are working. We have continued opportunities for substantial growth in every strategic area. We will stay the strategic course.

Free Cash Flow
(in billions of dollars)


3.3
6.1
7.2
2001
2002
2003

Cost and Cash Management

The next plank of P&G's sustained growth strategy is a relentless focus on productivity, cost reduction and cash management.

- Over the last three years, we've generated nearly $17 billion in free cash flow, which is cash flow from operations less capital spending. This is two-and-a-half times the amount generated in the previous three years and more than enough to fund dividend growth, share repurchases and acquisitions such as Clairol and Wella.
- We've delivered substantial operating margin progress, excluding restructuring charges. We've been disciplined and delivered both restructuring savings and other structural cost improvements.
- In the past three years, we've reduced annual capital spending by $1.5 billion – without foregoing any strategic investments in capacity or innovation.

We're not letting up. There are more opportunities in virtually every area. We will continue to improve productivity, to spend capital efficiently, to reduce inventories and to increase the return on investments in marketing and new products. We must conserve cash and control costs to continue to deliver superior consumer and shareholder value.

Capital Spending
(as % of sales)


6.3%
4.2%
3.4%
2001
2002
2003

Goal

Core Strengths

Three core capabilities set P&G apart from competition: branding, innovation and scale.

Branding. P&G is one of the world's most successful brand-creation and brand-building companies. Three years ago, we marketed 10 billion-dollar brands. Today, we have 13, with Olay joining this exclusive club in 2003. We are leveraging the advantages created by P&G's brand-building capabilities. Our deep and global consumer research helps us to understand, anticipate and respond to consumer needs and wants. Our expertise enables us to create marketing and advertising innovations more effectively and efficiently than many other companies. P&G's brand leadership, category and country scale helps us implement brand-building innovations with retail and media partners in ways that few companies can match.

Innovation. P&G creates more new brands and categories than any other consumer goods company. Last year alone, three of the top 10 new non-food products introduced in the U.S. were P&G products. Over the past eight years, P&G has had the #1 or #2 new non-food product in the U.S. every single year.[1] P&G's brand-creation and product development leadership is driven by the Company's enormous innovative capacity. We have nearly 7,500 Ph.D. researchers working in 20 technical centers on four continents. We have more than 29,000 patented technologies for products that are in the market today. We are more focused than ever on turning patents into products that consumers buy and use every day. We're multiplying this capability by collaborating more extensively with external innovation partners. The vision is that 50% of all P&G discovery and invention will come from outside the Company.

[1] Source: Information Resources, Inc. New Product Pacesetters Annual Reports, Dollar Sales, top FDMx Non-Food products (excludes Wal-Mart)

Total Shareholder Return
(indexed versus July 2000)


175
150
125
100
75
50
2000
2001
2002
J D J D J D J

○ P&G
○ DJIA
○ S&P 500

Global Scale. P&G has significant scale advantages. We're the global leader in all four core categories. We know we can leverage these scale advantages for even greater value. We have the resources to interact with retail customers on multiple levels including finance, logistics, marketing, shopper understanding and a wide range of services. We bring deep category understanding with global consumer research. We create greater value through the total supply chain by pooling knowledge, expertise and reach.

We've designed the new P&G organization with an eye toward these core capabilities, and are focused more explicitly than ever on getting the greatest value from them. The restructuring program is complete, and the new organization structure is fully implemented. We have created an organization unlike any other in the consumer products industry – and it is producing significant competitive advantage.

- The Global Business Units enhance speed to market. It used to take three years or more to rollout new products around the world. We're now able to expand an initiative worldwide in less than 18 months – as illustrated by the recent Pantene, Head & Shoulders and Pampers Baby Stages of Development rollouts.

- The Market Development Organizations enable us to collaborate better with customers. As the retail industry consolidates, it's more important to add value at multiple levels with key customers. The multi-functional expertise of our global and local MDOs enables us to leverage P&G's brand portfolio and innovation capability in ways that drive retailers' growth as well as our own. As a result, P&G brands are growing faster with the world's largest customers.

- Global Business Services provides best-in-class cost structures and service levels. This organization enables P&G to leverage its global scale, and increases our ability to collaborate with leading-edge business services partners. The recent information technology services and facilities management agreements with Hewlett-Packard and Jones Lang LaSalle are great examples. Partnerships like these enable us to achieve best-in-class costs that would not be possible without the unique combination of P&G's new organization design, global scale and the capabilities of best-in-class partners.

As we gain experience with the new organization, we are learning it offers benefits we've only begun to tap.

P&G people are delivering the best results this Company has achieved in years.

Inspirational Leaders, Unsung Heroes

P&G's strategic choices, financial discipline, core strengths and unique organization structure create a platform for growth from the core that is sustainable. This growth is being led by the most diverse group of leaders in P&G history.

We've built a substantially new leadership team in the past three years. Two-thirds of the top 38 leaders are new to their present roles. They hail from 13 different countries. Half of the line presidents are from outside the U.S. Most have worked in two or three major regions, in a number of categories and a number of countries. Most of them have experience in developing countries as well as developed markets. They know what it's like to compete against well-entrenched international and local competitors. Most important, they are inspirational leaders deeply committed to developing and energizing the men and women in their organizations.

Those men and women – 98,000 unsung heroes – are the heart of our Company. They have demonstrated remarkable dedication in the past three years and have distinguished themselves as one of the strongest generations of P&G people in our Company's 165-year history. I spend time with these professionals every single day. They are inspired. They share a single purpose – to improve the lives of the world's consumers. They focus on common goals and pursue clear strategies. They operate with shared values and principles. They have unleashed their passion for serving consumers – and creating value for shareholders – in a way that is building billion-dollar brands and delivering the best results this Company has achieved in years.

It's a privilege to be part of such an extraordinary organization.



A.G. Lafley
Chairman of the Board,
President and Chief Executive

July 31, 2003

P&G's Billion-Dollar Brands


Charmin
ultra
always
MAXI
PANTENE
2 IN 1
shampoo+conditioner
CLASSIC CLEAN
LIMPIEZA BÁSICA
Tide
CLEAN BREEZE
OLAY
Folgers
CLASSIC ROAST
Crest
IAMS

With combined revenues of more than $24 billion, P&G's 13 billion-dollar brands would rank among the top 70 U.S. companies in the Fortune 500.®


Big Quilts!
Lock In Spills.
Bounty
White
Blancas
Pringles
ORIGINAL
Pampers
Baby-Dry
Jumbo
ARIEL
40
ultra
Downy
Clean Breeze
WHITENING
EXPRESSIONS

Fabric and Home Care

Fabric and Home Care is the Company's largest and oldest business – and it continues to grow to record levels with its fastest and most balanced growth in a decade. Key brands include Tide, Ariel, Downy, Lenor, Gain, Cascade, Swiffer and Febreze.

- Fabric and Home Care net sales grew 8% to $12.6 billion.
- Fabric and Home Care net earnings grew 12% to $2.1 billion.

Net Sales
(in billions of dollars)



11.7
11.6
12.6
2001
2002
2003

Net Earnings
(in billions of dollars)



1.6
1.8
2.1
2001
2002
2003



Bold
P&G launched Bold in Japan in August 2002. Bold achieved nearly a 10% share, and pushed P&G's total detergent category share in Japan to nearly 30%.



Swiffer

Swiffer Dusters
Swiffer has changed the way we clean our homes and created a new $1.2 billion (retail sales) surface cleaning systems category in North America and Western Europe. More than five out of every $10 spent in this category are for Swiffer products.

We're P&G's oldest business and still one of its most important engines of growth. This past year, the growth we generated was nearly the same as adding a very profitable, new billion-dollar brand to P&G.

Robert A. McDonald
President



P&G's Fabric and Home Care business is focused on growing global scale, market share and profit. Given its size and importance to the Company, Fabric and Home Care's goals are the same as the Company's goals. We're delivering broader, stronger volume and sales growth to strengthen scale advantages and help ensure sustainable double-digit profit growth.

This focus is paying off. We delivered record volume, sales and profits in 2002/03 – our third straight year of double-digit profit growth. Volume was up 9% – the highest in over a decade. We grew market share in the majority of categories and countries in which we compete.

Two strategies are driving these results:

Innovation. We're growing our top-line with innovation across a broad portfolio of brands. We have more than doubled the success rate of new product initiatives on the strength of industry-leading product and commercial innovation. Tide and Downy Clean Breeze enable consumers to get the same fresh scent in both their detergent and fabric softener. Improved versions of Ariel and Tide have resulted in our largest worldwide share gains in years. New Gain was the fastest-growing brand in the U.S. Laundry detergent category. Improved dishwashing liquids have broadened P&G's share leadership.

At the same time, we're driving overall category growth. Revolutionary products like Swiffer WetJet and Swiffer Dusters are expanding the new surface cleaning systems category. Febreze single-handedly created the new fabric refresher category, creating a brand that generates over $250 million in sales.

In addition, we're expanding P&G's portfolio of Fabric and Home Care brands with Mr. Proper in Germany, Bold in Japan and Gain Fabric Enhancer in North America.

Increasing Productivity. We are increasing productivity to sustain double-digit profit growth. This is an equally important strategy that leverages P&G's global scale in the Fabric and Home Care business. We've built this scale through P&G's portfolio of market-leading brands, as well as the size of our worldwide business. This leads to increased productivity, which enables better value and growing profits. In the past year, we have significantly reduced cost of goods sold and have set the industry benchmark for capital spending as a percentage of sales. We have strengthened decision-planning capabilities, reduced overheads as a percentage of sales and improved the way we allocate financial and human resources. Our target benchmarks are the companies that are best-in-class in each area.

Innovation and productivity are critical. When Fabric and Home Care grows, P&G grows. In 2002/03, Fabric and Home Care added $941 million in sales and $228 million in Company profit – nearly the same as adding a very profitable, new billion-dollar brand to P&G.

P&G's biggest and oldest business is still one of its most important engines of growth.



Beauty Care

With the addition of Wella, Beauty Care will be one of the largest beauty care companies in the world in sales and profits. Key brands include Pantene, Always, Whisper, Olay, Head & Shoulders, Tampax, Cover Girl and Clairol Nice 'n Easy.

- Beauty Care net sales grew 14% to $12.2 billion.
- Beauty Care net earnings grew 23% to $2.0 billion.

Net Sales
(in billions of dollars)


10.0
10.7
12.2
2001
2002
2003

Net Earnings
(in billions of dollars)


1.4
1.6
2.0
2001
2002
2003



Head & Shoulders
Head & Shoulders achieved its second consecutive year of double-digit growth with 16% volume growth in Fiscal 2003.


TAMPAX
PEARL
PLASTIC

Tampax Pearl
Feminine Care is extending its brands to reach millions of new consumers in developing markets and new segments, such as plastic applicator tampons. Each additional global share point earned in Feminine Care is worth $100 million of P&G sales.

We're working to combine the best of P&G and the best of beauty companies to create something better. P&G is now one of the world's largest beauty companies.

Bruce L. Byrnes
President



Our clear goal is to become the best Beauty Care company in the world – for consumers, customers and shareholders – and to lead the Company's growth. We want to combine the best of P&G with the best of "beauty" companies to create something even better.

We're well on our way to achieving this. With the addition of Wella, Beauty Care will be one of the largest beauty care companies in the world in sales and profits. We will have more billion-dollar brands than any competitor and profit margins among the highest in the industry.

Innovation is at the heart of our success. We've grown Olay to billion-dollar sales behind continuous step-change innovation that better meets women's skin care needs. Daily Facials is the #1 cleansing cloth in the U.S. market – a novel breakthrough that removes makeup, cleanses the skin, exfoliates and conditions in a simple, single step. Total Effects, based on our proprietary VitaNiacin ingredient, established Olay as the anti-aging leader in Skin Care. Regenerist, our latest breakthrough in anti-aging, comes out of wound-healing cellular science and is off to a tremendous start – already the U.S. market leader only three months after launch.

In Cosmetics, Cover Girl Outlast and Max Factor Lipfinity products offer patented, longer-wearing lip color and have been the most successful lipstick launches ever. Outlast is now the single largest makeup product in the entire U.S. market. In Feminine Care, we introduced Tampax Pearl. This new plastic tampon was redesigned from top to bottom to better meet consumer needs and wants. We've been very pleased with results to date, and both shipments and share continue to grow. Our two largest brands, Pantene – the world's leading hair care brand – and Head & Shoulders, each grew sales in double digits over the last two-year period behind a series of product and marketing initiatives. Much of the success here reflects hair conditioning technology unsurpassed in the world.

We're complementing innovation with acquisitions. We have successfully complemented internal innovation with acquisitions. The Clairol acquisition moved P&G into the faster-growing Hair Colorants segment. Colorants appeal to both aging baby boomers and experimental teens. This business is now fully integrated, and we're launching our first innovations – on Nice 'n Easy and with Herbal Essences Highlighting. At acquisition, Hugo Boss fragrance was a small unknown brand with sales under $50 million. Hugo Boss is now the largest male fine fragrance franchise in the world. At acquisition, SK-II was another small, unknown brand with sales of less than $50 million. SK-II is now the leading prestige skin care brand in Asia.

The Wella acquisition will give us access to the large and growing professional hair care market, provide a geographic complement and a strong technology partner to Clairol's colorant business, give us a greater presence in hair styling and a complementary fragrance portfolio.

We're maintaining a strong cost focus. A strong cost focus underpins all of our activity in Beauty Care, which enables us to earn attractive margins while providing value to consumers.

We're excited about the growth Beauty Care will continue to bring to the Company as we go forward.

Baby and Family Care

Baby and Family Care is home to the Company's single largest billion-dollar brand, Pampers, and two other billion-dollar brands, Bounty and Charmin. Other brands include Luvs, Puffs, Tempo and Dodot.

- Baby and Family Care net sales grew 8% to $9.9 billion.
- Baby and Family Care net earnings grew 20% to $882 million.

Net Sales
(in billions of dollars)



9.2
9.2
9.9
2001
2002
2003

Net Earnings
(in millions of dollars)



658
738
882
2001
2002
2003



Easy Ups
Pampers
Cruisers
Swaddlers

Baby Stages of Development
Around the world, parents bought 1.5 billion more Pampers diapers in 2002/03 than the previous year.



Charmin
Comfort

Charmin
Charmin was introduced in Germany/Austria/Switzerland in February 2002, and has contributed over 25% of the total worldwide volume growth of Charmin since.

The challenge in Baby and Family Care is to be consumer- and customer-friendly on the outside while managing complex innovation inside. We're meeting this challenge.

Mark D. Ketchum
President



Our goal is to delight consumers through better-performing products at a good value, while delivering superior shareholder returns. The challenge in Baby and Family Care is to do this in an environment of much higher capital costs and longer innovation lead times. Our approach to managing complex innovation in this environment is paying dividends with consumers and shareholders alike.

Baby and Family Care includes three of the Company's most recognizable billion-dollar brands: Pampers, Bounty, and Charmin. Industry consolidation and consumer expectations have increased competition and the importance of staying in front on innovation. Babies are only in diapers about three years, so one-third of our Baby Care consumer base turns over every year. New moms are very interested in finding the latest and greatest performance and value.

We're focused on four strategies:

Better and Cheaper Designs. Historically, we invented product improvements first and cost-saved them later. We asked consumers to pay for this inefficiency with higher prices. Today, we build structural cost reduction into original designs. It's working. In the past year, unit costs have declined by more than $300 million. While delivering strong profit progress, we've still invested a substantial portion of this cost reduction into more innovation and lower prices to improve consumer value and grow market share.

360° Innovation. We're getting more out of every initiative by what we call "360° innovation." We expect innovation in all elements that impact consumer value: product, design, package, in-store presentation, price, and clear, compelling marketing communication. We've developed a new research technique to evaluate how these elements interact with each other for each new initiative. Pampers Baby Stages of Development doubled the size of P&G's premium diaper business, and Charmin was successfully launched in Mexico and Germany leveraging 360° innovation.

Innovation-Friendly Equipment. Consumers don't care what kind of equipment we use to make products, but they will switch brands if we fall behind on performance or value. This is why we invested $1 billion in a sustainable capital standardization program over the past several years to make it easier and more cost effective to innovate in Baby Care. Diaper production lines that were different in every part of the world were replaced with a standard modular converter. We can now innovate off-line and then quickly replace one or two modules. Today, we make more diapers than we did five years ago with 30% fewer lines – and our capital needs in the future will be lower. Total capital spending in Baby and Family Care finished 2002/03 below 6% of sales, better than key competition and well below our historical average.

Virtual Design. Designing physical prototypes of products and equipment is expensive and time-consuming. Again, consumers don't want to pay for this. We've expanded our capability to use computer-aided virtual design for everything from better-fitting diapers to faster, more efficient paper machines. This has cut development costs and accelerated time to market.

Baby Care and Family Care are very large categories that present significant opportunities for category growth, share growth, geographic expansion and improved shareholder returns. Being consumer- and customer-friendly on the outside while managing complex innovation inside is the key to success.

Health Care

Health Care is the Company's fastest growing business, with innovations over the last three years representing more than $1 billion in new sales. Key brands include Crest, Iams, Eukanuba, Vicks, Actonel, Asacol, Scope, Pepto-Bismol and ThermaCare.

- Health Care net sales grew 16% to $5.8 billion.
- Health Care net earnings grew 35% to $706 million.

Net Sales
(in billions of dollars)



4.4
5.0
5.8
2001
2002
2003

Net Earnings
(in millions of dollars)



390
521
706
2001
2002
2003



Actonel

Actonel
Actonel delivered $650 million in global alliance sales worldwide.



Prilosec

Prilosec OTC
Prilosec, the world's #1 selling drug in its class, is now available over the counter to treat frequent heartburn.

We expect the future of Health Care to be one of continued high growth. We've built a fast-growing, profitable business with breakthrough innovation, strategic acquisitions and partnerships, and operating cost discipline.



Bruce L. Byrnes
President

Our objective in Health Care is to lead Company growth by helping people and pets live longer, healthier lives.

We've built a rapidly growing, profitable Health Care business by focusing on the successful commercialization of breakthrough innovation, strategic acquisitions and partnerships, and operating cost discipline.

Innovation. Successful innovations include Actonel, our prescription osteoporosis drug, which reached $650 million in worldwide alliance sales after only three years in the market. In Oral Care, Crest Whitestrips has reached almost $300 million in sales and continues to grow. We've added another whitening innovation with Night Effects, a "liquid strip" that whitens your teeth while you sleep. In Personal Health Care, we created a new category with ThermaCare, a therapeutic heat wrap that is 33% more effective than ibuprofen in reducing lower back pain. We've grown our Pet Health and Nutrition business behind breakthroughs such as Iams and Eukanuba Dental Defense. In just the last three years, we've introduced innovations across Health Care that represent well over $1 billion in new sales.

Acquisitions, Partnerships and Alliances. We actively seek to add to our own innovation by identifying and effectively executing strategic acquisitions, partnerships and alliances. We look for opportunities where the combination of an external brand, product or technology and P&G's capabilities can create significant incremental value for shareholders. We bought the Iams Company four years ago. Since then, we've nearly doubled sales to $1.5 billion. Iams is now the #1 dog and cat food brand in both the U.S. and Canada, up from #5 at acquisition. We acquired the Dr. John's SpinBrush business in January of 2001 and more than doubled this business to more than $200 million, stimulating growth of the power brush segment, which is increasing 25% per year. We're creating a growing water purification business with PUR, which we bought three years ago and have grown by more than 50%.

Cost Control. Innovations are successfully commercialized only if they provide meaningful value to consumers. To ensure that we can offer good value to retail customers and consumers day in and day out, and at the same time create value for shareholders, we maintain constant focus on cost control. Our capital spending as a percentage of sales in 2003 was 2.5% – among the lowest in the Company and the industry in which we compete. Margins have improved over the last two years, as profit growth has outpaced sales growth.

We believe the future for Health Care is one of continued high growth. We're currently launching Prilosec OTC for the treatment of frequent heartburn. Prescription-strength Prilosec was the top-selling pharmaceutical drug in the world. Actonel continues to build share in major markets, including the U.S., Germany, France, Canada and the UK – and the prescription market for osteoporosis treatments continues to grow. Less than 25% of consumers who have osteoporosis are currently diagnosed.

We have an exciting pipeline of innovation across Health Care that we'll be commercializing in the months and years ahead. We'll continue to develop this with smart acquisitions, partnerships and alliances. With ongoing cost optimization, we expect that profits will continue to grow ahead of sales.

Snacks and Beverages



Snacks and Beverages is focused on salted snacks and coffee. Folgers is the #1 coffee brand in North America. Pringles is P&G's most global franchise, sold in over 140 countries.

- Snacks and Beverages net sales were flat at $3.2 billion.
- Snacks and Beverages net earnings grew 1% to $306 million.

Net Sales
(in billions of dollars)


3.5
3.2
3.2
2001
2002
2003

Net Earnings
(in millions of dollars)


242
303
306
2001
2002
2003


Folgers

Folgers Plastic Packaging
Folgers new AromaSeal™ Canister preserves freshness and has an easy-grip handle and peel-off seal for greater convenience.



Pringles Snack Stacks
Snack Stacks is one of the most successful initiatives in P&G's North America snacks history.

We're providing sustained cash flow with rigorous cost discipline and a strong innovation program supporting Folgers and Pringles, our two billion-dollar brands.



Jorge P. Montoya
President

In Snacks and Beverages, the goal is to build our focused brands and provide strong, sustained cash flow. Behind the strength of two billion-dollar brands – Folgers and Pringles – rigorous cost discipline and a strong innovation program, we're positioned to deliver.

We have faced a number of challenges over the past three years, but we have responded to them squarely. Recognizing the need to deliver growth, we have streamlined our Snacks and Beverages portfolio. Last year, we spun off the Jif and Crisco brands, and we recently announced that we're exploring strategic options for the juice business.

We're now sharply focused on salted snacks and coffee. These are the categories in which P&G can leverage leadership to deliver value to consumers, customers and shareholders. Folgers is the #1 coffee brand in North America. It has strong retailer support and deep consumer loyalty. Pringles – P&G's most global franchise – is one of the leading salted snack brands, sold in over 140 countries.

Three strategies will drive the growth of these big brands:

Innovation. P&G brings significant innovation scale to this business. Because of the breadth of P&G businesses, our brands can access a broader portfolio of relevant product and packaging technologies – inside and outside P&G – than many competitors. For example, we recently introduced the new plastic AromaSeal™ Canister on Folgers in the U.S., leveraging both technology and supplier partnerships from elsewhere in the Company. This new package – a category first – is easier to carry and provides fresh aroma and taste day after day. Pringles' innovations include Snack Stacks (a 23-gram lunchbox size) and customized solutions for retailers: unique colors, flavors and sizes.

Enhanced Go To Market Capability. Our goal is for Folgers and Pringles to be available to consumers whenever and wherever they shop. To do this, we're developing stronger go to market capability. We're combining the scale and leverage of P&G's Market Development Organizations with external distribution and merchandising partners. New distribution alliances with Meiji in Japan and Arnott's Snackfoods in Australia are expanding Pringles' presence in immediate consumption channels.

Cost Discipline. We continue to focus on improving the financial strength of Snacks and Beverages. P&G Coffee margins are among the best-in-class. While we've improved over the past four years, P&G Snacks margins remain below best-in-class. We intend to close this gap by focusing on more efficient asset utilization and ongoing cost reduction.

We want to acknowledge the heroic achievements of P&G employees, both active and retired, during this past year. The Pringles plant in Jackson, Tennessee was struck by a devastating tornado in May. Homes and businesses near the plant were destroyed and virtually every tree surrounding the plant was snapped in two. Fortunately, none of our employees was injured. Once safety had been assured, these unsung heroes mounted an extraordinary effort to get the plant back up and running. They worked in 24-hour shifts and, remarkably, in only two weeks, plant lines had started producing again. The Jackson plant story is a profile in P&G courage and dedication.

The Snacks and Beverages business is more focused today than ever. We have hard work ahead of us. We must respond to aggressive competitive coffee discounting and merchandising with better consumer value and category-leading innovation. We must continue to improve margins in Snacks, while sustaining the pace of consumer innovation and retailer customization. These are significant challenges, but I'm convinced we have the brands, strategies and organization to meet them head-on.

Market Development Organization

P&G's Market Development Organization is the Company's on-the-ground connection to local consumers and customers. The global organization includes seven regions:

- ASEAN, Australasia and India
- Central and Eastern Europe, Middle East and Africa
- Greater China
- Latin America
- North America
- Northeast Asia
- Western Europe

- P&G's top 10 countries grew volume 11% in fiscal 2003.
- P&G grew volume 13% with its top 10 customers in fiscal 2003.

Top Ten Countries
Volume Growth


7%
7%
7%
11%
2002
2003

Top Ten Customers
Volume Growth


5%
12%
6%
13%
2002
2003

○ Balance
○ Top Ten

We combine deep brand and consumer knowledge with local market knowledge. We're confident we have only scratched the surface of what this organization is capable of delivering.

R. Kerry Clark
President



P&G's Market Development Organization (MDO) is a unique, growing source of competitive advantage. MDO professionals lead retailer and country business teams to build P&G brands in the local markets, ranging from North America to Greater China.

We combine deep brand and consumer knowledge embedded in P&G's Global Business Units (GBUs) with local market knowledge in the MDOs. We bring together initiatives from every GBU and create business-building plans for retail partners in more than 160 countries. As a result, we go to market as one company in every country to help leverage scale and get the full benefit of understanding what works and what doesn't work across categories.

The Market Development Organization focuses primarily on winning the first moment of truth – when the consumer chooses P&G brands at the retail shelf.

We have four key priorities:

Focus on the Big Opportunities. We focus on top P&G brands in top countries with top retailers that account for most of P&G's business. Over the last year, the top 10 countries grew volume four percentage points faster than the balance, and top 10 customers grew seven percentage points faster.

Create Value for Consumers. We know we must provide brands that represent good value for consumers. Three years ago, too many P&G brands were failing this test. Their prices were higher than competition, and not justified by performance advantages that warranted the premium. We've fixed that. Our brand pricing and promotion strategies have been reviewed, changes made and progress tracked. While there will always be strong price competition, the vast majority of top brands in major markets are now priced competitively, and will stay priced competitively.

Create Value for Retailers. We've deepened P&G's extensive database of shopper research to help retailers better understand the needs of shoppers and provide shopping experiences that earn loyalty and generate profitable sales. We've customized go to market plans around the world to reflect the unique needs of retail customers. For large global, regional and local customers, we organize around geographic scope; we have individual programs in place with virtually all our top retailers. For developing markets, we tailor programs for very small stores that are part of each retail landscape. As a result, we're seeing very positive business results in both developed and developing markets.

Make Sure P&G Products are Available. We're improving availability and replenishment of P&G products on store shelves. We've reduced the number of incomplete orders by two-thirds. We're developing in-store programs to reduce out-of-stock products. Our vision is to create a retail customer supply chain driven by consumer purchases rather than factory production schedules.

P&G's Market Development Organization is gaining momentum. We have learned a great deal since designing this unique organization in 1999. This knowledge is resulting in better business plans, tighter customer relationships and stronger, sustainable growth for P&G. We're confident we've only scratched the surface of what this organization is capable of delivering.

Directors



In order, from left to right:

Lynn M. Martin
Former Professor, J.L. Kellogg Graduate School of Management, Northwestern University and Chair of the Council for The Advancement of Women and Advisor to the firm of Deloitte & Touche LLP. Director since 1994. Age 63. Member of the Finance and Public Policy Committees.

Joseph T. Gorman
Retired Chairman and Chief Executive Officer, TRW Inc. (automotive, aerospace and information systems) and Chairman and Chief Executive Officer, Moxahela Enterprises LLC (venture capital). Director since 1993. Age 65. Member of the Compensation, Executive and Finance Committees.

Charles R. Lee
Chairman of the Board of Directors, Verizon Communications (telecommunication services). Director since 1994. Age 63. Member of the Audit, Compensation and Governance and Nominating Committees.

Marina v.N. Whitman
Professor of Business Administration and Public Policy, University of Michigan. Director since 1976. Age 68. Chairman of the Governance and Nominating Committee, and member of the Compensation and Finance Committees.

Robert D. Storey
Partner in the law firm of Thompson Hine, L.L.P. Director since 1988. Age 67. Chairman of the Public Policy Committee and member of the Finance Committee.

Bruce L. Byrnes
Vice Chairman of the Board and President – Global Beauty and Feminine Care and Global Health Care. Director since 2002. Age 55.

W. James McNerney, Jr.
Chairman of the Board and Chief Executive Officer, 3M Company (diversified technology). Director since 2003. Age 54. Member of the Audit and Governance and Nominating Committees.

Scott D. Cook
Chairman of the Executive Committee of the Board, Intuit Inc. (a software and

Corporate Officers

A.G. Lafley
Chairman of the Board, President and Chief Executive

Bruce L. Byrnes
Vice Chairman of the Board and President – Global Beauty and Feminine Care and Global Health Care

R. Kerry Clark
Vice Chairman of the Board and President – Global Market Development and Business Operations

Fernando Aguirre
President – Special Projects

Jeffrey P. Ansell
President – Global Pet Health and Nutrition

Susan E. Arnold
President – Global Personal Beauty Care and Global Feminine Care

Charles V. Bergh
President – ASEAN, Australasia and India

Mark A. Collar
President – Global Pharmaceuticals

Fabrizio Freda
President – Global Snacks

Werner Geissler
President – Northeast Asia

Michael J. Griffith
President – Global Beverage

Deborah A. Henretta
President – Global Baby Care

Mark D. Ketchum
President – Global Baby and Family Care

Robert A. McDonald
President – Global Fabric and Home Care

Jorge S. Mesquita
President – Global Home Care

Jorge P. Montoya
President – Global Snacks and Beverages and Latin America

Tom A. Muccio
President on Special Assignment

Martin J. Nuechtern
President – Global Hair Care

Dimitri Panayotopoulos
President – Central and Eastern Europe, Middle East and Africa

web services firm). Director since 2000. Age 51. Member of the Compensation and Innovation and Technology Committees.

A.G. Lafley
Chairman of the Board, President and Chief Executive. Director since 2000. Age 56. Chairman of the Executive Committee.

Norman R. Augustine
Retired Chairman and Chief Executive Officer, Lockheed Martin Corporation and Chairman of the Executive Committee, Lockheed Martin (aerospace, electronics, telecommunications and information management). Director since 1989. Age 68. Chairman of the Compensation Committee and member of the Executive and Innovation and Technology Committees.

John F. Smith, Jr.
Retired Chairman of the Board and CEO, General Motors Corporation (automobile and related businesses). Director since 1995. Age 65. Chairman of the Audit Committee and member of the Governance and Nominating and Public Policy Committees.

Margaret C. Whitman
President and Chief Executive Officer, eBay Inc. (a global online marketplace for the sale of goods and services). Director since 2003. Age 47. Member of the Compensation and Governance and Nominating Committees.

John E. Pepper
Retired Chairman of the Board (retired from the Board on July 1, 2003).

R. Kerry Clark
Vice Chairman of the Board and President – Global Market Development and Business Operations. Director since 2002. Age 51.

Richard J. Ferris
Retired Co-Chairman, Doubletree Corporation. Director since 1979. Age 66. Chairman of the Finance Committee and member of the Executive and Public Policy Committees.

Domenico DeSole
President and Chief Executive Officer and Chairman of the Management Board, Gucci Group N.V. (multibrand luxury goods company). Director since 2001. Age 59. Member of the Audit and Governance and Nominating Committees.

Ernesto Zedillo
Former President of Mexico and Director of the Center for the Study of Globalization and Professor in the field of International Economics and Politics at Yale University. Director since 2001. Age 51. Member of the Finance and Public Policy Committees.

Ralph Snyderman
Chancellor for Health Affairs and Executive Dean, School of Medicine at Duke University, and President/CEO of Duke University Health Systems. Director since 1995. Age 63. Chairman of the Innovation and Technology Committee.

Johnathan A. Rodgers
President and Chief Executive Officer, TV One (media and communications). Director since 2001. Age 57. Member of the Innovation and Technology and Public Policy Committees.

The Board of Directors has seven committees:
Audit Committee
Compensation Committee
Executive Committee
Finance Committee
Governance and Nominating Committee
Innovation and Technology Committee
Public Policy Committee

Laurent L. Philippe
President – Greater China

Charles E. Pierce
President – Global Family Care

Paul Polman
President – Western Europe

Robert A. Steele
President – North America

Richard G. Pease
Senior Vice President – Human Resources, Global Baby and Family Care

Nabil Y. Sakkab
Senior Vice President – Research and Development, Global Fabric and Home Care

Richard L. Antoine
Global Human Resources Officer

G. Gilbert Cloyd
Chief Technology Officer

Clayton C. Daley, Jr.
Chief Financial Officer

Stephen N. David
Chief Information Officer and Business-to-Business Officer

R. Keith Harrison, Jr.
Global Product Supply Officer

James J. Johnson
Chief Legal Officer

Mariano Martin
Global Customer Business Development Officer

Charlotte R. Otto
Global External Relations Officer

Filippo Passerini
Global Business Services Officer

James R. Stengel
Global Marketing Officer

Juan Pedro Hernandez
Vice President and Treasurer

John K. Jensen
Vice President and Comptroller

Sharon E. Abrams
Secretary

Management's Responsibility for Financial Reporting

At Procter & Gamble, our actions – the actions of all employees – are governed by our Purpose, Values and Principles. These core values set a tone of integrity for the entire Company – one that is reinforced consistently at all levels and in all countries. We have maintained strong governance policies and practices for many years.

The management of Procter & Gamble is responsible for the objectivity and integrity of the accompanying Consolidated Financial Statements. The Board of Directors has engaged independent auditors, Deloitte & Touche LLP, to audit our financial statements and they have expressed an unqualified opinion.

We are committed to providing timely, accurate and understandable information to investors. This encompasses:

Maintaining a strong internal control environment. Our system of internal controls includes written policies and procedures, segregation of duties and a careful selection and development of employees. The system is designed to provide reasonable assurance that transactions are executed as authorized and accurately recorded, that assets are safeguarded and that accounting records are sufficiently reliable to permit the preparation of financial statements that conform in all material respects with accounting principles generally accepted in the United States of America. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the specified time periods. We monitor these internal controls through self-assessments and an ongoing program of internal audits. Key employee responsibilities are reinforced through the Company's "Worldwide Business Conduct Manual," which sets forth management's commitment to conduct its business affairs with high ethical standards.

Focusing on financial stewardship. We maintain a specific program to ensure that employees understand their fiduciary responsibilities to shareholders. This ongoing effort encompasses financial discipline in our strategic and daily business decisions and brings particular focus to maintaining accurate financial reporting through process improvement, skill development and oversight.

Exerting rigorous oversight of the business. We continuously review our business results and strategic choices. Our Global Leadership Council is actively involved – from understanding strategies to reviewing key initiatives and financial performance. The intent is to ensure we remain objective in our assessments, constructively challenge the approach to business opportunities and potential issues and monitor results and controls.

Engaging our Disclosure Committee. Last fall, we formalized a Disclosure Committee, a group of senior level executives responsible for ensuring that significant business activities and events are appropriately identified, reported to management and the Board of Directors and disclosed, as appropriate.

Encouraging strong and effective Corporate Governance from our Board of Directors. We have an active, capable and diligent Board that meets the required standards for independence, and we welcome the Board's oversight as a representative of the shareholders. Our Audit Committee comprises independent directors with the financial knowledge and experience to provide appropriate oversight. We review key accounting policies and financial reporting and internal control matters with them and encourage their independent discussions with Deloitte & Touche LLP, our independent auditors.

Providing investors with financial results that are complete and understandable. The Consolidated Financial Statements and financial information included in this report are the responsibility of management. This includes preparing the financial statements in accordance with accounting principles generally accepted in the United States of America, which require estimates based on management's best judgment.

P&G has a strong history of doing what's right. We know great companies are built on strong ethical standards and principles. Our financial results are delivered from that culture of accountability, and we take responsibility for the quality and accuracy of our financial reporting.



A.G. Lafley

Chairman of the Board,
President and Chief Executive



Clayton C. Daley, Jr.

Chief Financial Officer

Table of Contents

Financial Review
Results of Operations 23
Segment Results 25
Financial Condition 28
Key Accounting Policies 29
Hedging and Derivative Financial Instruments 31
Restructuring Program 31
Forward-Looking Statements 33

Independent Auditors' Report 34

Audited Consolidated Financial Statements
Earnings 35
Balance Sheets 36
Shareholders' Equity 38
Cash Flows 39
Notes to Consolidated Financial Statements 40

Financial Review

Results of Operations

The Company markets nearly 300 products in more than 160 countries around the world in five distinct business segments: Fabric and Home Care, Beauty Care, Baby and Family Care, Health Care and Snacks and Beverages.

The Company's results for the fiscal year ended June 30, 2003 reflect broad-based business strength, with four of the five segments delivering top-line sales growth and all five business segments delivering net earnings growth.

The Company continues to make clear choices about where to play and how to win. The framework for these decisions is grounded in focus areas that include: building core categories and leading brands, growing with leading customers and in the biggest geographic markets, investing in faster-growing, higher-margin businesses and building leadership in fast-growing developing markets.

Consistent with this framework, in March 2003 the Company reached an agreement with the controlling shareholders of Wella AG to acquire 77.6% of the voting class shares. In June 2003, the Company completed a tender offer for the remaining outstanding voting class shares and preference shares, securing approximately 81% of the total outstanding Wella AG shares (99% of the voting class shares and 45% of the preference shares). This acquisition is expected to close in the first quarter of fiscal 2004. Wella AG is a leading beauty care company selling its products in more than 150 countries, focused on professional hair care, retail hair care and cosmetics and fragrances.

This framework also requires some difficult decisions, including the Company's announcement in July 2003 to seek strategic alternatives for its Sunny Delight and Punica juice drink brands. Another example is the Company's continuing evaluation of outsourcing arrangements in areas where the Company can leverage industry expertise and scale to obtain high quality services at a lower cost. The Company has announced plans to outsource real estate and facilities management, information technology and certain other administrative and manufacturing processes.

Volume and Net Sales

The Company achieved record sales of $43.38 billion in 2003, exceeding 2002 sales by $3.14 billion, or 8%. Volume growth of 8% was broad-based, with particular strength in Fabric and Home Care, Beauty Care and Health Care. In fact, 19 of the Company's top 20 brands increased volume as compared to the prior year. Excluding the impacts of acquisitions and divestitures, volume was also up 8%, as the impact of the Clairol acquisition in November 2001 was offset by the impact of the Jif and Crisco spin-off in May 2002. Net sales included a favorable foreign exchange impact of 2%, as the strength of the Euro was partially offset by weakness in certain Latin American currencies. The foreign exchange impact was offset by pricing of 2% to stimulate growth and remain competitive in key categories, including diapers, tissue, hair care, feminine care, teeth whitening and coffee. Future pricing activities will be aimed at providing value to both consumers and customers and will be influenced by competitive activity and the Company's product initiative program.

Fiscal year 2002 sales were $40.24 billion, an increase of 3%, compared to $39.24 billion in 2001, on volume growth of 7% driven by Health Care and Beauty Care. Net sales grew less than volume due to a 1% impact for exchange effects, a 1% impact for pricing and a 2% impact for mix.

Net Earnings

Net earnings were $5.19 billion in 2003, an increase of 19% compared to $4.35 billion in 2002. Reported results included after-tax restructuring charges of $538 million in 2003 and $706 million in 2002. Increased earnings were driven by volume growth, the shift in mix to higher profit products in the Health Care and Beauty Care segments, lower restructuring costs and lower manufacturing costs as a percentage of net sales. Net earnings in 2001 were $2.92 billion, including after-tax restructuring charges of $1.48 billion. Net earnings in 2002 exceeded 2001 due to volume growth, manufacturing savings and lower restructuring charges. The restructuring program covered enrollment reductions, manufacturing consolidations and portfolio choices to scale back or discontinue under-performing businesses and initiatives and was substantially complete at June 30, 2003. It is discussed in more detail in the Restructuring Program section and Note 2 to the Consolidated Financial Statements.

Diluted net earnings per share were $3.69 in 2003 compared to $3.09 in 2002 and $2.07 in 2001, including the restructuring charge impact of $0.39, $0.50 and $1.05 per share, respectively.

Operating Costs

Cost of products sold was $22.14 billion in 2003 compared to $20.99 billion in 2002 and $22.10 billion in 2001. Before-tax restructuring charges included in cost of products sold were $381 million in 2003, $508 million in 2002 and $1.14 billion in 2001. Gross margin in 2003 improved to 49.0%, an increase of 120 basis points versus the previous year. Lower restructuring costs accounted for 40 basis points of the improvement with the remainder achieved behind lower material costs and the benefits of restructuring and base business savings delivered outside the restructuring program. Gross margin of 47.8% in 2002 improved versus 43.7% in 2001, which was more significantly impacted by restructuring charges.

Marketing, research, administrative and other expense (MRA&O) was $13.38 billion in 2003 versus $12.57 billion in 2002 and $12.41 billion in 2001. MRA&O included before-tax restructuring charges of $374 million in 2003, $519 million in 2002 and $583 million in 2001. The increase in MRA&O in 2003 versus 2002 was driven by additional marketing investments behind new product launches and expansions of existing brands, including Tide with Bleach, Swiffer Duster, Crest Whitestrips and Olay Regenerist. Marketing investments were partially offset by lower research and administrative costs, reflecting savings from the Company's restructuring program.

As a percent of net sales, MRA&O has improved with 2003 down 30 basis points to 30.9%. Marketing expenses as a percentage of net sales increased 75 basis points due to the marketing investments discussed in the preceding paragraph as well as other product launches and brand equity building activities. This was more than offset by lower research and administrative expenses as a percentage of net sales due to scale efficiencies and lower restructuring costs. MRA&O was 31.2% of net sales in 2002 versus 31.6% in 2001, with higher marketing investments more than offset by lower restructuring costs.

Non-Operating Items

Interest expense was $561 million in 2003, compared to $603 million in 2002 and $794 million in 2001. The decline in interest expense in 2003 was driven by lower interest rates and debt balances. The decline in 2002 versus 2001 was driven by lower interest rates partially offset by an increase in debt to fund the Clairol acquisition in November 2001.

Other non-operating income, which consists primarily of interest and investment income and divestitures, contributed $238 million in 2003 compared to $308 million in 2002 and $674 million in 2001. This decline was driven by significantly lower gains from divestitures and asset sales in 2003 and 2002 versus 2001, as the Company's activity to divest non-strategic brands declined.

The Company's effective tax rate for 2003 was 31.1%, a reduction of 70 basis points compared to the 2002 rate of 31.8%. The effective tax rate for 2001 was 36.7%. The decline in the current year was driven primarily by the country mix impact of foreign operations, as earnings increased in countries with lower overall tax rates. The declining rate since 2001 also reflected the impact of lower restructuring charges and amortization of goodwill and indefinite-lived intangibles prior to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets."

Net Earnings Margins

Net earnings margin was 12.0% in 2003 versus 10.8% in 2002 and 7.4% in 2001. The margin increase in 2003 was primarily driven by higher volume, lower unit cost of products sold due to lower materials costs, the benefits of restructuring, as well as base business savings, and a reduction in restructuring charges. In 2002, the margin increase reflected a reduction in restructuring charges, the benefit of base and restructuring cost savings projects on both manufacturing and overhead costs and the benefits of lower interest expense.

2003 Net Sales by Business Segment (1)


7%
29%
13%
23%
28%
Fabric and Home Care
Beauty Care
Baby and Family Care
Health Care
Snacks and Beverages

2003 Net Earnings by Business Segment (1)


5%
12%
35%
15%
33%
Fabric and Home Care
Beauty Care
Baby and Family Care
Health Care
Snacks and Beverages

(1) Excludes net sales and net earnings held in Corporate

	Percentage Change in Net Sales vs. Prior Year				
	Volume	Foreign Exchange	Pricing	Mix/Other	Total Net Sales
Fabric and Home Care	9%	1%	-1%	-1%	8%
Beauty Care	15%	3%	-2%	-2%	14%
Baby and Family Care	7%	3%	-3%	1%	8%
Health Care	18%	2%	-2%	-2%	16%
Snacks and Beverages	-2%	3%	-2%	1%	–%
Total Company	8%	2%	-2%	–%	8%

Segment Results

The following pages provide perspective on the Company's business segments. To reflect management and business changes, the Company realigned its reporting segments. Effective July 1, 2002, the feminine care business is included in the Beauty Care segment and the former Baby, Feminine and Family Care segment was renamed the Baby and Family Care segment. Prior year operating information has been restated to conform to this change. In addition, the Food and Beverage segment was renamed Snacks and Beverages to reflect its remaining businesses. The historical results for the elements of the former Food and Beverage segment that have been divested or spun off (i.e., Jif, Crisco and commercial shortening and oils) are now reflected in Corporate.

Product-based segment results exclude items that are not included in measuring business performance for management reporting purposes, most notably certain financing, investing, employee benefit and restructuring costs.

Investments in companies over which the Company exerts significant influence, but does not control the financial and operating decisions, are managed as integral parts of the Company's business units. Consistent with internal management reporting, these investments are accounted for as if they were consolidated subsidiaries in segment reporting, with 100% recognition of the income statement and separate elimination of minority interest. Entries to eliminate the individual revenue and expense line items, adjusting the method of accounting to the equity method as required by accounting principles generally accepted in the United States of America (U.S. GAAP), are included in Corporate. Taxes are reflected in the business segments at estimated local statutory tax rates. The effects of this convention are also eliminated in Corporate to adjust management reporting conventions to U.S. GAAP.

Fabric and Home Care

Fabric and Home Care delivered balanced top and bottom line growth behind a program of new product launches and cost reductions. Volume growth of 9% was balanced across both fabric care and home care as well as across regions, with particular strength in developing markets. Net sales increased 8% to $12.56 billion. Foreign exchange contributed a positive impact of 1% to overall sales, driven primarily by the strong Euro. Sales were negatively impacted by 1% due to pricing investments to deliver improved in-store presence and increased merchandising, primarily in North America and Western Europe. Sales were also reduced by 1% from mix due to growth of lower-priced products, including rapid growth in developing markets and broadening of the mid-tier portfolio of brands in major geographies, including the launches of Mr. Proper in Western Europe and Bold in Japan.

Net earnings were up 12% to $2.06 billion, driven primarily by strong volume growth, with additional benefits from lower manufacturing costs. Approximately half of the manufacturing cost savings were achieved from restructuring and base cost reduction programs, with the remainder coming from a combination of lower material costs and commodity prices. The impact of strong volumes and lower manufacturing costs on earnings was partially offset by increased marketing spending in support of new product launches and expansion of existing brands, including Bold in Japan, Mr. Proper in Western Europe, and Tide with Bleach and Swiffer in North America.

For fiscal year 2002, unit volume grew 3%, with growth across every geographic region. Net sales for the year were flat at $11.62 billion, and were negatively impacted by 1% of foreign exchange and 2% of negative price and mix. The negative price and mix was the result of growth in lower-priced products, including mid-tier brands, larger sizes and developing market business. Net earnings were $1.83 billion in 2002, up 11% behind lower material prices, cost savings from product reformulations and manufacturing plant efficiencies.

Beauty Care

Beauty Care delivered double-digit unit volume, sales and net earnings growth in 2003. Unit volume grew 15%. Excluding the impacts of the Clairol acquisition, unit volume increased 8% behind solid growth in hair care. Net sales grew 14% to $12.22 billion, as volume and a positive 3% impact from foreign exchange were partially offset by a negative 2% impact from pricing and 2% from mix. The pricing impact was driven by price reductions taken to expand the Company's portfolio of hair care brands to consumers that shop within the category's lower priced, mid-tier brands. The mix impact was driven by the increased sales of Clairol brands, which carry lower revenue per unit than the Company's base hair care brands.

Net earnings grew 23% to $1.98 billion. Approximately half of this increase was driven by volume, with the remainder driven by reductions in manufacturing costs through restructuring, base savings programs and lower material costs. Lower overhead spending due in part to the Clairol integration was offset by investments in marketing.

In 2002, Beauty Care results also benefited from the Clairol acquisition, which was completed in the second quarter. Unit volume increased 13%, driving sales growth of 7% to $10.72 billion. Excluding the impact of the Clairol acquisition, unit volume increased 3%, primarily behind the base hair care business and fine fragrances and cosmetics. Sales were negatively impacted by 2% of foreign exchange, pricing of 1% and product mix of 3%, driven by lower revenue per unit for the Clairol brands and higher volume growth in developing regions. Earnings were $1.61 billion, up 18%, driven by more efficient marketing spending against a growing business and a continued focus on cost reductions.

Baby and Family Care

Baby and Family Care delivered volume growth of 7%. Baby care growth was driven by the continued success of the Baby Stages of Development initiative launch. Family care growth was driven by strength in the North American Bounty and Charmin businesses. Net sales grew 8% to $9.93 billion as 3% positive foreign exchange impact and 1% positive mix impact were partially offset by a 3% negative impact from pricing. Positive mix was driven by increased sales of higher priced, premium tier diapers behind the Baby Stages of Development initiative launch. The pricing impact was driven by targeted investments to match competitive pricing and merchandising across the segment, primarily in North America and Western Europe.

Net earnings grew 20% to $882 million behind continued cost reductions, primarily achieved through increased scale from volume growth and lower product cost behind base business and restructuring savings.

In 2002, Baby and Family Care delivered earnings progress driven by volume growth and extensive cost reductions. Volume grew 5%, with increases in both baby care and family care. Net sales for the year were essentially flat at $9.23 billion versus 2001 as volume growth was offset by commodity driven price declines and pricing adjustments on Luvs in North America and diapers in Western Europe and a negative 2% impact from foreign exchange. Net earnings were $738 million, up 12%, behind an ongoing program of product and overhead cost reductions, including benefits from restructuring activities that streamlined manufacturing operations.

Health Care

Health Care delivered 18% volume growth with every geographic region and category contributing, led by oral care and pharmaceuticals. Oral care grew behind Crest Whitestrips and Crest Night Effects. Pharmaceutical volume growth continued behind Actonel, including the Once-a-week dosage. Net sales for the year were $5.80 billion, an increase of 16% as compared to 2002. A favorable foreign exchange impact of 2%, driven primarily by the strength of the Euro, was more than offset by a negative pricing impact of 2%, primarily driven by lower pricing on Crest Whitestrips to match a competitive entry, and a negative mix impact of 2%. The negative product mix impact was primarily driven by growth in developing regions and a shift in Actonel volume mix, which is sold under an alliance agreement, to support the global Once-a-week dosage launch. Under the agreement, the sales rate differs based upon geography.

Net earnings for Health Care were $706 million, an increase of 35%. The majority of the increase was driven by volume growth and the shift to higher margin products, partially offset by additional marketing investments to support product initiatives, including Actonel, Crest Whitestrips and Crest Night Effects.

In 2002, Health Care delivered a 15% increase in unit volume, driven by growth in the oral care and pharmaceutical businesses. Net sales increased 14% to $4.98 billion, including a 1% negative impact of foreign exchange. Health Care's volume growth from high-margin products funded increased marketing investments while still delivering a net earnings increase of 34% to $521 million.

Snacks and Beverages

Snacks and Beverages unit volume declined 2% reflecting the impact of the business interruption on snacks shipments caused by tornado damage to the Jackson, Tennessee manufacturing facility, as well as softness in the juice category. Net sales were $3.24 billion, or essentially flat versus the prior year, as a positive 3% impact from foreign exchange and 1% from mix were partially offset by a negative 2% impact from pricing, primarily driven by price declines in the coffee category in response to increased competitive promotional spending. Despite the impact of the tornado and lower volume, net earnings increased 1% to $306 million, driven by reductions in cost of products sold, reflecting the impact of both base business and restructuring savings.

In 2002, Snacks and Beverages delivered earnings growth despite top-line challenges. Unit volume declined 2% and sales declined 6% to $3.25 billion driven by commodity-related pricing actions in coffee and negative foreign exchange impacts. Net earnings grew 25%, to $303 million, as broad-based cost reductions more than offset declining volumes.

In July 2003, the Company announced it was exploring strategic alternatives with respect to the global juice business, which could include the sale of its brands and related assets. The impacts of any potential sale of this business are not currently determinable. While clearly a significant portion of Snacks and Beverages, the ongoing impacts of a potential divestiture are not expected to be material to the Company's operations or financial condition.

Corporate

Corporate includes certain operating and non-operating activities as well as eliminations to adjust management reporting principles to U.S. GAAP. Operating activities in Corporate include the results of incidental businesses managed at the corporate level along with the elimination of individual line item results for companies over which the Company exerts significant influence, but does not control the operations. Operating elements also include intangible asset amortization charges, restructuring program charges, certain employee benefit costs and other general corporate items. The non-operating elements include financing and investing activities. In addition, Corporate includes the historical results of certain divested businesses of the former Food and Beverage segment.

Corporate net sales in 2003 primarily reflected the elimination of sales by companies over which the Company exerts significant influence, but does not control. Sales in 2002 included these eliminations along with net sales of the divested businesses of the former Food and Beverage segment. Lower Corporate earnings in 2003 primarily reflected the impact of the Jif and Crisco operations in the base period. Corporate earnings were also lower due to financing elements of employee benefit plans and hedging impacts from a stronger Euro, partially offset by decreased restructuring costs.

In 2002, Corporate earnings reflected lower restructuring costs, lower interest expense and the discontinuation of amortization of goodwill and indefinite-lived intangibles. These were partially offset by reduced gains from hedging.

Financial Condition

The Company's financial condition remains solid, particularly as demonstrated by cash flow generation. One of the Company's key focus areas is cash management, including capital spending targets, to achieve superior shareholder return.

Cash

Operating cash flow provides the primary source of funds to finance operating needs, capital expenditures and shareholder dividends. This is supplemented by additional borrowings to provide funds to finance the share repurchase program and acquisitions. The overall cash position of the Company reflects a global strategy to optimize cash management while considering offshore funding needs, liquidity management objectives and other economic considerations.

The Company continues to generate strong operating cash flow. In 2003, operating cash flow was $8.70 billion, up $958 million from $7.74 billion in 2002. The increase in 2003 was primarily driven by higher earnings. Changes in working capital also contributed, primarily behind an increase in current liabilities. Operating cash flow in 2002 was up $1.94 billion from $5.80 billion in 2001, driven by higher earnings as adjusted for lower depreciation and amortization charges, and an increase in taxes payable.

Operating cash flow less capital spending, or free cash flow, was $7.22 billion for 2003, a 19% increase over the prior year. The majority of the year-over-year improvement was driven by increased earnings with lower capital spending also contributing. Free cash flow was $6.06 billion in 2002 and $3.32 billion in 2001.

Free Cash Flow
(in billions of dollars)


7.22
6.06
3.32
2001
2002
2003

Net cash used for acquisitions in 2003 was $61 million. This compares to $5.47 billion in cash used in 2002, primarily for the Clairol acquisition, and $138 million in 2001. The pending acquisition of Wella AG will be funded using a combination of debt and available cash balances.

Proceeds from the divestiture of certain non-strategic brands and other asset sales generated $143 million in cash flow in the current year, compared to $227 million generated in 2002. Divestitures in both years reflect historical levels, but represent a significant decline when compared to the $788 million generated in 2001 during the Company's program to divest minor brands.

The Company maintains a share repurchase program, which authorizes the purchase of shares of Company stock annually on the open market. A primary purpose of the program is to mitigate the dilutive impact of stock option grants, effectively prefunding the exercise obligation. Additionally, there is a discretionary component under which the Company may repurchase additional outstanding shares. Current year purchases under the combined programs were $1.24 billion, reflecting a return to historical levels, compared to $568 million in 2002 and $1.25 billion in 2001. The decline in 2002 was primarily due to cash requirements associated with the Clairol acquisition.

Common share dividends grew 8% to $1.64 per share in 2003 versus $1.52 in 2002 and $1.40 in 2001. The annual dividend rate will increase 11% to $1.82 per common share in 2004, marking the 48th consecutive fiscal year of increased common share dividend payments. Total dividend payments, to both common and preferred shareholders, were $2.25 billion, $2.10 billion and $1.94 billion in 2003, 2002 and 2001, respectively.

Total debt decreased from $14.93 billion in 2002 to $13.65 billion in 2003, a reduction of $1.28 billion. Total debt in 2001 was $12.02 billion. The decrease in 2003 was primarily due to the utilization of cash flow from operations to pay down existing balances. The increase in debt in 2002 was primarily driven by the Clairol acquisition.

Long-term borrowing available under the Company's current shelf registration statement filed in March 2002 was $3.50 billion at June 30, 2003. Additionally, due to strong credit ratings, the Company is able to issue commercial paper at favorable rates and to readily access general bank financing. The Company's Standard & Poor's (S&P) and Moody's short-term credit ratings are A-1+ and P-1, respectively.

Capital Spending

Capital spending efficiency continues to be a focus area for the Company. Total capital spending in 2003 was $1.48 billion, a decrease of $197 million compared to 2002 spending of $1.68 billion. Capital spending in 2001 was $2.49 billion. Capital spending in 2003 as a percentage of net sales was 3.4%, the lowest level in over a decade. Capital spending was 4.2% and 6.3% of net sales in 2002 and 2001, respectively. This is a result of the systemic interventions the Company has made to improve capital spending efficiencies and asset utilization and is primarily the result of lower spending in Baby and Family Care. On an ongoing basis, while there may be exceptional years when specific business circumstances, such as capacity additions, may lead to higher spending, the Company's goal is to maintain capital spending at about 4% of net sales.

Capital Spending
(in billions of dollars)


$4
3
2
1
0
8%
6%
4%
2%
0%
1999 2000 2001 2002 2003
% of Net Sales
Capital Spending

Guarantees and Other Off-Balance Sheet Arrangements
The Company does not have guarantees or other off-balance sheet financing arrangements that the Company believes could have a material impact on financial condition or liquidity.

Purchase Commitments
The Company has purchase commitments for materials, supplies, services and fixed assets as part of the normal course of business. Due to the proprietary nature of many of the Company's materials and processes, certain supply contracts contain penalty provisions for either early termination or failure to purchase contracted quantities. The Company does not expect potential payments under these provisions to materially affect results of operations or financial condition. This conclusion is made based upon reasonably likely outcomes assumed by reference to historical experience and current business plans.

Liquidity
As discussed previously, the Company's primary source of liquidity is cash generated from operations. Additionally, the Company is able to support its short-term liquidity, if necessary, through agreements with a diverse group of creditworthy financial institutions. The Company has never drawn on these facilities and does not intend to do so in the foreseeable future. However, should the facilities be needed, when combined with cash on hand, the Company believes they would provide sufficient credit funding to meet any short-term financing requirements. The Company does not have other commitments or related party transactions that are considered material to the Consolidated Financial Statements.

Key Accounting Policies

The Company applies certain key accounting policies as required by accounting principles generally accepted in the United States of America. These key accounting policies govern revenue recognition, restructuring, income taxes, certain employee benefits and goodwill and intangible assets. These accounting policies, and others set forth in Note 1 to the Consolidated Financial Statements, are integral to understanding the results of operations and financial condition of the Company.

Inherent in the application of accounting principles are necessary estimates, judgments and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Due to the nature of the Company's business, these estimates generally are not considered highly uncertain at the time of estimation, meaning they are not expected to result in a change that would materially affect the Company's results of operations or financial condition in any given year.

The Company has discussed the selection of key accounting policies and the effect of estimates with the Audit Committee of the Company's Board of Directors.

Revenue Recognition
Sales are recognized when revenue is realized or realizable and earned. Most revenue transactions represent sales of inventory, and revenue is recognized when risk and title to the product transfers to the customer. A provision for payment discounts and product return allowances is recorded as a reduction of sales within the same period that the revenue is recognized. Given the nature of the Company's business, revenue recognition practices do not contain estimates that materially affect results of operations.

Restructuring
Restructuring charges relate to the restructuring program that began in 1999 and was substantially complete at the end of 2003. The Company provides forward-looking information about the overall program, including estimated savings and costs. Such disclosures represent management's best estimate and do require significant estimates about the program. The specific reserves related to the restructuring program also require judgment and estimation, but are not considered highly uncertain. See Note 2 to the Consolidated Financial Statements.

Income Taxes

Under SFAS No. 109, "Accounting for Income Taxes," income taxes are recorded based on the current year amounts payable or refundable, as well as the consequences of events that give rise to deferred tax assets and liabilities based on differences in how those events are treated for tax purposes (see Note 10 to the Consolidated Financial Statements). The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, business plans and other expectations about future outcomes.

Changes in existing tax laws and rates, and their related interpretations, may affect the Company's ability to successfully manage regulatory matters around the world, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company's accounting for deferred tax consequences represents management's best estimate of future events that can be appropriately reflected in the accounting estimates. Certain changes or future events, such as changes in legislation, tax rates or the geographic mix of earnings, could have an impact on the Company's estimates.

Employee Benefits

The Company sponsors various post-employment benefits throughout the world. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefit (OPEB) plans, consisting primarily of health care and life insurance for retirees. For accounting purposes, the defined benefit and OPEB plans require assumptions to estimate the projected and accumulated benefit obligations, including discount rate, expected salary increases and health care cost trend rates. These and other assumptions, including the expected return on plan assets, also affect the annual expense recognized for these plans.

The expected rates of return on the various defined benefit pension plans' assets are based on the asset allocation of each plan and the long-term projected return of those assets, which represent a diversified mix of U.S. and international corporate equities and government and corporate debt securities. For 2003, the average return on assets assumption is 7.7%. A change in the rate of return of 1% would impact annual benefit expense by approximately $10 million after tax. The rate of return on OPEB assets, comprised primarily of Company stock, also is based on the long-term projected return and reflects the historical pattern of favorable returns on the Company's stock relative to broader market indices (e.g., S&P 500). For 2003, the return on assets assumption is 9.5%. A 1% change in the rate of return would impact annual benefit expense by approximately $20 million after tax.

The discount rates used for defined benefit and OPEB plans are set by benchmarking against investment grade corporate bonds rated AA or better. The average rate on the defined benefit plans of 5.1% represents a weighted average of local rates in countries where such plans exist. A 1% reduction in the discount rate would increase annual benefit expense by approximately $50 million after tax. The rate on the OPEB plan of 5.8% reflects the higher interest rates generally available in the U.S., which is where a majority of the plan participants receive benefits. A 1% reduction in the discount rate would increase annual benefit expense by approximately $20 million after tax.

Certain defined contribution pension and OPEB benefits in the U.S. are funded by the Employee Stock Ownership Plan (ESOP), as described in Note 9 to the Consolidated Financial Statements. The ESOP is accounted for under the provisions of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans." Series A shares are used to fund a portion of the defined contribution plan. Series B shares, used to fund a portion of retiree health care benefits, a component of OPEB, are considered plan assets (net of related debt) under SFAS No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions."

The Company also has employee stock option plans which are accounted for under the intrinsic value recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As stock options have been issued with exercise prices equal to the market value of the underlying shares on the grant date, no compensation cost has resulted. Notes 1 and 8 to the Consolidated Financial Statements provide supplemental information, including pro forma earnings and earnings per share, as if the Company had accounted for options based on the fair value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation." That methodology yields an estimate of fair value based in part on a number of management estimates, including estimated option life and future volatility. Changes in these assumptions could significantly impact the estimated fair value of the stock options.

Goodwill and Intangible Assets

The Company has significant goodwill and intangible assets. Management's assessment of the recovery of these assets involves a number of estimates. The Company tests goodwill and indefinite-lived intangible assets for impairment at least annually. For intangible assets subject to amortization, the Company reviews the remaining life of the assets on an annual basis to determine whether events or circumstances warrant a revision to the remaining period of amortization. The Company's assessments to date have indicated that goodwill and indefinite-lived intangible assets have not been impaired.

Hedging and Derivative Financial Instruments

As a multinational company with diverse product offerings, the Company is exposed to market risks, such as changes in interest rates, currency exchange rates and commodity prices. To manage the volatility relating to these exposures, the Company evaluates its exposures on a global basis to take advantage of the netting opportunities that exist. For the remaining exposures, the Company enters into various derivative transactions in accordance with the Company's hedging policies. The financial impacts of these hedging instruments are offset in part or in whole by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for speculative trading purposes. Note 7 to the Consolidated Financial Statements includes a detailed discussion of the Company's accounting policies for financial instruments.

Derivative positions are monitored using techniques including market valuation, sensitivity analysis and value-at-risk modeling. The tests for interest rate and currency rate exposures discussed below are based on a Monte Carlo simulation value-at-risk model using a one year horizon and a 95% confidence level. The model incorporates the impact of correlation and diversification from holding multiple currency and interest rate instruments and assumes that financial returns are normally distributed. Estimates of volatility and correlations of market factors are drawn from the RiskMetrics(TM) dataset as of June 30, 2003. In cases where data is unavailable in RiskMetrics(TM), a reasonable proxy is included.

The Company's market risk exposures relative to interest and currency rates, as discussed below, have not changed materially versus the previous reporting period. In addition, the Company is not aware of any facts or circumstances that would significantly impact such exposures in the near term.

Interest Rate Exposure

Interest rate swaps are used to hedge underlying debt obligations. Certain currency interest rate swaps are designated as hedges of the Company's foreign net investments.

Based on the Company's overall interest rate exposure as of and during the year ended June 30, 2003, including derivative and other instruments sensitive to interest rates, the Company does not believe a near-term change in interest rates, at a 95% confidence level based on historical interest rate movements, would materially affect the Company's financial statements.

Currency Rate Exposure

The Company manufactures and sells products in a number of countries throughout the world and, as a result, is exposed to the impact on revenue and expenses of movements in currency exchange rates. The primary purpose of the Company's currency hedging activities is to reduce the risk that the Company's financial position will be adversely affected by short-term changes in exchange rates. Corporate policy prescribes the range of allowable hedging activity. The Company primarily uses forward exchange contracts and purchased options with maturities of less than 18 months.

In addition, the Company enters into certain currency swaps with maturities of up to five years to hedge intercompany financing transactions. The Company also uses purchased currency options with maturities of generally less than 18 months and forward exchange contracts to hedge against the effect of exchange rate fluctuations on intercompany royalties and to offset a portion of the effect of exchange rate fluctuations on income from international operations.

Based on the Company's overall currency rate exposure as of and during the year ended June 30, 2003, including derivative and other instruments sensitive to currency movements, the Company does not believe a near-term change in currency rates, at a 95% confidence level based on historical currency rate movements, would materially affect the Company's financial statements.

Commodity Price Exposure

Raw materials used by the Company are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. The Company uses futures, options and swap contracts to manage the volatility related to the above exposures. Commodity hedging activity is not considered material to the Company's financial statements.

Restructuring Program

In 1999, concurrent with a reorganization of its operations into product-based global business units, the Company initiated a multi-year restructuring program. The program was designed to accelerate growth and deliver cost reductions by streamlining management decision-making, manufacturing and other work processes and discontinuing underperforming businesses and initiatives. Charges for the program are reflected in Corporate because they are corporate-driven decisions and are not reflected in the operating results used internally to measure and evaluate the operating segments.

The program was substantially complete at the end of 2003. Cumulative charges through June 30, 2003 totaled $4.85 billion before tax ($3.79 billion after tax), below the initial estimate of $5.60 billion before tax ($4.40 billion after tax). Because the program is substantially complete, the Company intends to discontinue separate reporting of the program in future periods. The Company will continue to undertake projects to maintain a competitive cost structure, including manufacturing consolidation and work force rationalization, as a part of its normal operations.

Summary of Restructuring Charges

	Years ended June 30		
Amounts in millions	**2003**	2002	2001
Separations	**$351**	$393	$341
Accelerated Depreciation	**87**	135	276
Asset Write-Downs	**190**	208	731
Other	**123**	222	502
Total (before tax)	**751**	958	1,850
Total (after tax)	**538**	706	1,475

Separations represent the cost of packages offered to employees, which generally are accrued upon employee acceptance. The separation packages are predominantly voluntary and are formula driven based on salary levels and past service. Separation costs are charged to cost of products sold for manufacturing employees and marketing, research, administrative and other expense for all other employees.

Approximately 21,600 separation packages have been provided for through June 30, 2003: 5,000 in 2003, 7,400 in 2002, 6,000 in 2001 and 3,200 from 1999 to 2000. While all geographies and businesses are impacted by the enrollment reduction programs, a higher number of United States employees are affected, given the concentration of operations. The changes in the net enrollment for the Company are different from the total separations, as terminations have been offset by increased enrollment at remaining sites, acquisitions and other impacts.

Accelerated depreciation relates to long-lived assets that will be taken out of service prior to the end of their normal service period due to manufacturing consolidations, technology standardization, plant closures or strategic choices to discontinue initiatives. The Company has shortened the estimated useful lives of such assets, resulting in incremental depreciation expense. For segment and management reporting purposes, normal depreciation expense is reported by the business segments, with the incremental accelerated depreciation reported in Corporate. Accelerated depreciation is charged to cost of products sold for manufacturing assets and marketing, research, administrative and other expense for all other assets.

Asset write-downs relate to establishment of new fair-value bases for assets held for sale or disposal and for assets whose future cash flow expectations have declined significantly as a direct result of restructuring decisions. Assets held for sale or disposal represent excess capacity that is in the process of being removed from service as well as businesses held for sale within the next 12 months. Such assets are written down to the net amount expected to be realized upon sale or disposal. Assets continuing in operation, but whose nominal cash flows are no longer sufficient to recover existing book values, are written down to estimated fair value, generally determined by reference to the discounted expected future cash flows. Write-downs of assets that will continue to be used were approximately $60 million before tax ($40 million after tax) in 2003, $45 million before tax ($33 million after tax) in 2002 and $160 million before tax ($133 million after tax) in 2001. Asset write-downs are not expected to significantly impact future annual depreciation expense.

Other contains charges incurred as a direct result of restructuring decisions including relocation, training, discontinuation of initiatives and the establishment of global business services and the new legal and organization structure. These costs are charged to the applicable income statement line item based on the underlying nature of the charge.

Restructuring accruals are classified as current liabilities. Reserve balances were $335 million, $245 million and $460 million at June 30, 2003, 2002 and 2001, respectively. Approximately 60% of restructuring charges incurred during 2003 are expected to be settled with cash, compared to 60% in 2002 and 40% in 2001.

Savings from the restructuring program are difficult to estimate, given the nature of the activities, the corollary benefits achieved, timing and the degree of reinvestment. Overall, the program is expected to deliver nearly $1.65 billion in after-tax annual savings, including additional after-tax savings of approximately $200 million in 2004 as a result of charges incurred in the current year. Estimated after-tax incremental savings delivered were $450 million in 2003, $700 million in 2002, $235 million in 2001 and $65 million in 2000.

While the total charges and incremental savings for the program are less than previous estimates, the ratio of savings to charges is in line with the original expectations.

Forward-Looking Statements

The Company has made and will make certain forward-looking statements in the Annual Report and in other contexts relating to volume and sales growth, increases in market shares, financial goals and reduction of costs, among others.

These forward-looking statements are based on assumptions and estimates regarding competitive activity, pricing, product introductions, economic conditions, customer and consumer trends, technological innovation, currency movements, governmental action and the development of certain markets available at the time the statements are made. Among the key factors necessary to achieve the Company's goals are: (1) the ability to achieve business plans, including growing existing sales and volume profitably and successfully managing and integrating key acquisitions (including Wella) and completing planned divestitures (including a potential sale of the Company's juice business), despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) on which the Company has chosen to focus; (2) the ability to manage and maintain key customer relationships; (3) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (4) the ability to successfully manage regulatory, tax and legal matters (including product liability matters), and to resolve pending matters within current estimates; (5) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including successful completion of the Company's outsourcing projects; (6) the ability to successfully manage currency (including currency issues in volatile countries), interest rate and certain commodity cost exposures; (7) the ability to manage the continued global political and/or economic uncertainty, especially in the Company's significant geographical markets, as well as any political and/or economic uncertainty due to terrorist activities; and (8) the ability to successfully manage increases in the prices of raw materials used to make the Company's products. If the Company's assumptions and estimates are incorrect or do not come to fruition, or if the Company does not achieve all of these key factors, then the Company's actual performance could vary materially from the forward-looking statements made herein.

Independent Auditors' Report

Deloitte & Touche

To the Board of Directors and Shareholders of The Procter & Gamble Company:

We have audited the accompanying consolidated balance sheets of The Procter & Gamble Company and subsidiaries as of June 30, 2003 and 2002 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at June 30, 2003 and 2002 and the results of its operations and cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

250 East Fifth Street
Cincinnati, Ohio 45202

July 31, 2003

Consolidated Statements of Earnings

Amounts in millions except per share amounts	Years Ended June 30		
	2003	2002	2001
Net Sales	**$43,377**	$40,238	$39,244
Cost of products sold	**22,141**	20,989	22,102
Marketing, research, administrative and other expense	**13,383**	12,571	12,406
Operating Income	**7,853**	6,678	4,736
Interest expense	**561**	603	794
Other non-operating income, net	**238**	308	674
Earnings Before Income Taxes	**7,530**	6,383	4,616
Income taxes	**2,344**	2,031	1,694
Net Earnings	**$5,186**	$4,352	$2,922
Basic Net Earnings Per Common Share	**$3.90**	$3.26	$2.15
Diluted Net Earnings Per Common Share	**$3.69**	$3.09	$2.07
Dividends Per Common Share	**$1.64**	$1.52	$1.40

See accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheets

Assets

Amounts in millions	June 30 2003	2002
Current Assets		
Cash and cash equivalents	**$5,912**	$3,427
Investment securities	**300**	196
Accounts receivable	**3,038**	3,090
Inventories		
Materials and supplies	**1,095**	1,031
Work in process	**291**	323
Finished goods	**2,254**	2,102
Total Inventories	**3,640**	3,456
Deferred income taxes	**843**	521
Prepaid expenses and other receivables	**1,487**	1,476
Total Current Assets	**15,220**	12,166
Property, Plant and Equipment		
Buildings	**4,729**	4,532
Machinery and equipment	**18,222**	17,963
Land	**591**	575
	23,542	23,070
Accumulated depreciation	**(10,438)**	(9,721)
Net Property, Plant and Equipment	**13,104**	13,349
Goodwill and Other Intangible Assets		
Goodwill	**11,132**	10,966
Trademarks and other intangible assets, net	**2,375**	2,464
Net Goodwill and Other Intangible Assets	**13,507**	13,430
Other Non-Current Assets	**1,875**	1,831
Total Assets	**$43,706**	$40,776

See accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheets

Liabilities and Shareholders' Equity

Amounts in millions	June 30 2003	2002
Current Liabilities		
Accounts payable	**$2,795**	$2,205
Accrued and other liabilities	**5,512**	5,330
Taxes payable	**1,879**	1,438
Debt due within one year	**2,172**	3,731
Total Current Liabilities	**12,358**	12,704
Long-Term Debt	**11,475**	11,201
Deferred Income Taxes	**1,396**	1,077
Other Non-Current Liabilities	**2,291**	2,088
Total Liabilities	**27,520**	27,070
Shareholders' Equity		
Convertible Class A preferred stock, stated value $1 per share (600 shares authorized)	**1,580**	1,634
Non-Voting Class B preferred stock, stated value $1 per share (200 shares authorized)	**–**	–
Common stock, stated value $1 per share (5,000 shares authorized; shares outstanding: 2003 – 1,297.2, 2002 – 1,300.8)	**1,297**	1,301
Additional paid-in capital	**2,931**	2,490
Reserve for ESOP debt retirement	**(1,308)**	(1,339)
Accumulated other comprehensive income	**(2,006)**	(2,360)
Retained earnings	**13,692**	11,980
Total Shareholders' Equity	**16,186**	13,706
Total Liabilities and Shareholders' Equity	**$43,706**	$40,776

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

Dollars in millions/ Shares in thousands	Common Shares Outstanding	Common Stock	Preferred Stock	Additional Paid-In Capital	Reserve for ESOP Debt Retirement	Accumulated Other Comprehensive Income	Retained Income	Total	Total Comprehensive Income
Balance June 30, 2000	1,305,867	$1,306	$1,737	$1,794	$(1,418)	$(1,842)	$10,710	$12,287	
Net earnings							2,922	2,922	$2,922
Other comprehensive income:									
Financial statement translation						(715)		(715)	(715)
Net investment hedges, net of $276 tax						460		460	460
Other, net of tax benefit						(23)		(23)	(23)
Total comprehensive income									$2,644
Dividends to shareholders:									
Common							(1,822)	(1,822)	
Preferred, net of tax benefit							(121)	(121)	
Treasury purchases	(18,238)	(18)		6[1]			(1,238)	(1,250)	
Employee plan issuances	5,924	6		223				229	
Preferred stock conversions	2,185	2	(36)	34				–	
ESOP debt guarantee reduction					43			43	
Balance June 30, 2001	1,295,738	1,296	1,701	2,057	(1,375)	(2,120)	10,451	12,010	
Net earnings							4,352	4,352	$4,352
Other comprehensive income:									
Financial statement translation						263		263	263
Net investment hedges, net of $238 tax						(397)		(397)	(397)
Other, net of tax benefits						(106)		(106)	(106)
Total comprehensive income									$4,112
Dividends to shareholders:									
Common							(1,971)	(1,971)	
Preferred, net of tax benefits							(124)	(124)	
Spin-off of Jif and Crisco							(150)	(150)	
Treasury purchases	(7,681)	(8)		18[1]			(578)	(568)	
Employee plan issuances	8,323	9		352				361	
Preferred stock conversions	4,390	4	(67)	63				–	
ESOP debt guarantee reduction					36			36	
Balance June 30, 2002	1,300,770	1,301	1,634	2,490	(1,339)	(2,360)	11,980	13,706	
Net earnings							**5,186**	**5,186**	**$5,186**
Other comprehensive income:									
Financial statement translation						**804**		**804**	**804**
Net investment hedges, net of $251 tax						**(418)**		**(418)**	**(418)**
Other, net of tax benefits						**(32)**		**(32)**	**(32)**
Total comprehensive income									**$5,540**
Dividends to shareholders:									
Common							**(2,121)**	**(2,121)**	
Preferred, net of tax benefit							**(125)**	**(125)**	
Treasury purchases	**(14,138)**	**(14)**		**6**[1]			**(1,228)**	**(1,236)**	
Employee plan issuances	**7,156**	**7**		**384**				**391**	
Preferred stock conversions	**3,409**	**3**	**(54)**	**51**				**–**	
ESOP debt guarantee reduction					**31**			**31**	
Balance June 30, 2003	**1,297,197**	**$1,297**	**$1,580**	**$2,931**	**$(1,308)**	**$(2,006)**	**$13,692**	**$16,186**	

[1] Premium on equity put options.

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Amounts in millions	Years ended June 30 2003	2002	2001
Cash and Cash Equivalents, Beginning of Year	**$3,427**	$2,306	$1,415
Operating Activities			
Net earnings	**5,186**	4,352	2,922
Depreciation and amortization	**1,703**	1,693	2,271
Deferred income taxes	**63**	389	(102)
Change in accounts receivable	**163**	96	(122)
Change in inventories	**(56)**	159	(67)
Change in accounts payable, accrued and other liabilities	**936**	684	801
Change in other operating assets and liabilities	**178**	(98)	57
Other	**527**	467	44
Total Operating Activities	**8,700**	7,742	5,804
Investing Activities			
Capital expenditures	**(1,482)**	(1,679)	(2,486)
Proceeds from asset sales	**143**	227	788
Acquisitions	**(61)**	(5,471)	(138)
Change in investment securities	**(107)**	88	(7)
Total Investing Activities	**(1,507)**	(6,835)	(1,843)
Financing Activities			
Dividends to shareholders	**(2,246)**	(2,095)	(1,943)
Change in short-term debt	**(2,052)**	1,394	(1,092)
Additions to long-term debt	**1,230**	1,690	1,356
Reductions of long-term debt	**(1,060)**	(461)	(226)
Proceeds from the exercise of stock options	**269**	237	141
Treasury purchases	**(1,236)**	(568)	(1,250)
Total Financing Activities	**(5,095)**	197	(3,014)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**387**	17	(56)
Change in Cash and Cash Equivalents	**2,485**	1,121	891
Cash and Cash Equivalents, End of Year	**$5,912**	$3,427	$2,306

	2003	2002	2001
Supplemental Disclosure			
Cash payments for:			
Interest	**$538**	$629	$735
Income taxes	**1,703**	941	1,701
Non-cash spin-off of Jif and Crisco businesses	–	150	–
Liabilities assumed in acquisitions	–	571	108

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Basis of Presentation

The Consolidated Financial Statements include The Procter & Gamble Company and its controlled subsidiaries (the Company). Intercompany transactions are eliminated in consolidation, except for certain translation impacts resulting from the application of Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Investments in companies over which the Company exerts significant influence, but does not control the financial and operating decisions, are managed as integral parts of the Company's business units. Consistent with internal management reporting, these investments are accounted for as if they were consolidated subsidiaries in segment reporting, with 100% recognition of the individual income statement line items and separate elimination of the minority interest. Entries to eliminate the individual revenues and expenses, adjusting the method of accounting to the equity method as required by accounting principles generally accepted in the United States of America (U.S. GAAP), are included in Corporate.

Use of Estimates

Preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from estimates, although management does not believe such changes will materially affect the financial statements in any individual year.

Revenue Recognition

Sales are recognized when revenue is realized or realizable and has been earned. Most revenue transactions represent sales of inventory, and the revenue recorded includes shipping and handling costs, which generally are included in the list price to the customer. The Company's policy is to recognize revenue when risk and title to the product transfers to the customer, which generally is on the date of shipment. A provision for payment discounts and product return allowances is recorded as a reduction of sales within the same period that the revenue is recognized.

Trade promotions, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons, are offered through various programs to customers and consumers. Sales are recorded net of trade promotion spending, which is recognized as incurred, generally at the time of the sale. Most of these arrangements have terms of approximately one year. Accruals for expected payouts under these programs are included as accrued marketing and promotion in the accrued and other current liabilities line in the Consolidated Balance Sheets (see Note 5).

Cost of Products Sold

Cost of products sold primarily comprises direct materials and supplies consumed in the manufacture of product, as well as manufacturing labor and direct overhead expense necessary to acquire and convert the purchased materials and supplies into finished product. Cost of products sold also includes the cost to distribute products to customers, inbound freight costs, internal transfer costs, warehousing costs and other shipping and handling activity. Reimbursements of shipping and handling costs charged to customers are included in net sales.

Marketing, Research, Administrative and Other

Marketing, research, administrative and other expenses primarily include: the cost of media, advertising and related marketing costs; selling expenses; research and development; corporate, administrative and other indirect overhead costs; and other miscellaneous operating items.

Currency Translation

Financial statements of subsidiaries outside the United States generally are measured using the local currency as the functional currency. Adjustments to translate those statements into U.S. dollars are recorded in other comprehensive income (OCI). For subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency. Remeasurement adjustments for highly inflationary economies and other transactional exchange gains and losses are reflected in earnings.

Cash Flow Presentation

The statement of cash flows is prepared using the indirect method, which reconciles net earnings to cash flow from operating activities. These adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net earnings. The adjustments also remove cash flows arising from investing and financing activities, which are presented separately from operating activities. Cash flows from foreign currency transactions and operations are translated at an average exchange rate for the period. Cash flows from hedging activities are included in the same category as cash flows from the items being hedged. Cash flows from derivative instruments designated as net investment hedges are classified as financing activities. Cash flows from other derivative instruments used to manage interest, commodity or currency exposures are classified as operating activities.

Cash Equivalents

Highly liquid investments with maturities of three months or less when purchased are considered cash equivalents and recorded at cost, which approximates fair value.

Investment Securities

Investment securities consist of short-term readily marketable instruments that mature within one year. These securities are reported at fair value. Unrealized gains or losses on securities classified as trading are charged to earnings. Unrealized gains or losses on securities classified as available for sale are recorded net of tax in OCI.

Inventory Valuation

Inventories are valued at cost, which is not in excess of current market prices. Product-related inventories are primarily maintained on the first-in, first-out method. Minor amounts of product inventories, including certain pet health, cosmetics and commodities are maintained on the last-in, first-out method. The replacement cost of last-in, first-out inventories exceeded carrying value by approximately $26 and $27 at June 30, 2003 and 2002, respectively. The cost of spare part inventories is maintained using the average cost method.

Goodwill and Other Intangible Assets

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, principally on a straight-line basis over the estimated periods benefited. The Company's policy is to amortize trademarks with determinable lives over periods ranging from 5 to 40 years. Patents, technology and other intangibles with contractual terms are amortized over the respective contractual lives, with the remainder generally amortized over periods ranging from 5 to 20 years. Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually for impairment. The annual evaluation is based on valuation models that incorporate expected future cash flows and profitability projections. To date, there has been no impairment of these assets. Prior to 2002, goodwill was amortized over periods not exceeding 40 years.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost reduced by accumulated depreciation. Depreciation expense is recognized over the assets' estimated useful lives using the straight-line method. Machinery and equipment includes office furniture and equipment (15-year life), computer equipment (3 to 5-year lives), manufacturing equipment (3 to 20-year lives) and building services (20-year life). Buildings are depreciated over an estimated useful life of 40 years. Estimated useful lives are periodically reviewed and, where appropriate, changes are made prospectively.

Fair Values of Financial Instruments

Fair values of cash equivalents, short-term and long-term investments and short-term debt approximate cost. The estimated fair values of other financial instruments, including debt, equity and financial derivatives, have been determined using market information and valuation methodologies, primarily discounted cash flow analysis. These estimates require considerable judgment in interpreting market data, and changes in assumptions or estimation methods could significantly affect the fair value estimates. However, the Company does not believe any such changes would have a material impact on its financial condition or results of operations.

Stock-Based Compensation

The Company has employee stock option plans, which are described more fully in Note 8. The Company accounts for its employee stock option plans under the intrinsic value recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As stock options have been issued with exercise prices equal to the market value of the underlying shares on the grant date, no compensation cost has resulted.

Had compensation cost for the plans been determined based on the fair value of the options on the grant date, consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per common share would have been as follows:

	Years ended June 30		
	2003	2002	2001
Net Earnings			
As reported	**$5,186**	$4,352	$2,922
Pro forma adjustments	**(398)**	(442)	(310)
Pro forma	**4,788**	3,910	2,612
Net Earnings Per Common Share			
Basic			
As reported	**$3.90**	$3.26	$2.15
Pro forma adjustments	**(0.30)**	(0.34)	(0.23)
Pro forma	**3.60**	2.92	1.92
Diluted			
As reported	**3.69**	3.09	2.07
Pro forma adjustments	**(0.28)**	(0.32)	(0.22)
Pro forma	**3.41**	2.77	1.85

Millions of dollars except per share amounts

Reclassifications

Certain reclassifications of prior years' amounts have been made to conform to the current year presentation.

New Pronouncements

On July 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and initiates an annual review for impairment. Identifiable intangible assets with determinable useful lives continue to be amortized.

On July 1, 2002, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Adoption of this Statement did not have a material impact on the Company's financial statements. SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement did not have a material impact on the Company's financial statements.

The Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," for exit or disposal activities that were initiated after December 31, 2002. This Statement requires these costs to be recognized pursuant to specific guidance on when the liability is incurred and not at project initiation. This Statement did not have a material impact on the Company's financial statements.

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This Statement amends the transition alternatives for companies choosing to adopt the fair value method of accounting for the compensation cost of options issued to employees and requires additional disclosure on all stock-based compensation plans. The Company has adopted the disclosure provisions.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 addresses the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and clarifies the need for a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of the Interpretation were adopted by the Company for guarantees issued or modified after December 31, 2002. Adoption of FIN No. 45 did not have a material impact on the Company's financial statements.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 addresses the requirements for business enterprises to consolidate related entities in which they are determined to be the primary economic beneficiary as a result of their variable economic interests. The adoption of FIN No. 46 on July 1,2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Company will adopt both SFAS No. 149 and SFAS No. 150 on July 1, 2003 and does not expect these Statements to materially impact the Company's financial statements.

Note 2 Restructuring Program

In 1999, concurrent with a reorganization of its operations into product-based global business units, the Company initiated a multi-year restructuring program. The program was designed to accelerate growth and deliver cost reductions by streamlining management decision making, manufacturing and other work processes and discontinuing underperforming businesses and initiatives. Costs include separation-related costs, asset write-downs, accelerated depreciation and other costs directly related to the restructuring effort.

Since inception, the overall program resulted in total charges of $4.85 billion before tax ($3.79 billion after tax). At the end of 2003, this restructuring program was substantially complete.

Many restructuring charges are not recognized at project initiation, but rather are charged to expense as established criteria for recognition are met. This accounting yields ongoing charges over the entire restructuring period, rather than a large reserve at initiation. Charges for the program are reflected in Corporate because they are corporate-driven decisions and are not reflected in the operating results used internally to measure and evaluate the operating segments.

Millions of dollars except per share amounts

Before-tax restructuring activity was as follows:

	Separations	Asset Write-Downs	Accelerated Depreciation	Other	Total
Reserve balance June 30, 2000	$88	$–	$–	$–	$88
2001					
Charges	341	731	276	502	1,850
Cash spent	(186)	–	–	(199)	(385)
Charged against assets	–	(731)	(276)	(86)	(1,093)
Reserve balance June 30, 2001	243	–	–	217	460
2002					
Charges	393	208	135	222	958
Cash spent	(477)	–	–	(336)	(813)
Charged against assets	–	(208)	(135)	(17)	(360)
Reserve balance June 30, 2002	159	–	–	86	245
2003					
Charges	**351**	**190**	**87**	**123**	**751**
Cash spent	**(265)**	**–**	**–**	**(94)**	**(359)**
Charged against assets	**–**	**(190)**	**(87)**	**(25)**	**(302)**
Reserve balance June 30, 2003	**245**	**–**	**–**	**90**	**335**

Separation Costs

Employee separation charges relate to severance packages for approximately 5,000 people in 2003, 7,400 people in 2002 and 6,000 people in 2001. The packages are predominantly voluntary and are formula driven based on salary levels and past service. Severance costs related to voluntary separations are charged to earnings when the employee accepts the offer. The separations span the entire organization, including manufacturing, selling, research and administrative positions across substantially all geographies. Separation costs are charged to cost of products sold for manufacturing employees and marketing, research, administrative and other expense for all other employees.

Asset Write-Downs

Asset write-downs relate to the establishment of new carrying values for assets held for sale or disposal. These assets represent excess capacity in the process of being removed from service or disposed of, as well as assets held for sale in the next 12 months. These assets are written down to the amounts expected to be realized upon sale or disposal, less minor disposal costs. Such before-tax charges were $130 in 2003, $163 in 2002 and $571 in 2001 and are generally included in cost of products sold.

Additionally, asset write-downs include certain manufacturing assets that are expected to operate at levels significantly below their planned capacity, primarily capital expansions related to recent initiatives that have not met expectations. The projected cash flows from such assets over their remaining useful lives are no longer estimated to be greater than their current carrying values; therefore, they are written down to estimated fair value, generally determined by reference to discounted expected future cash flows. Such before-tax charges were $60 in 2003, $45 in 2002 and $160 in 2001 and generally are included in cost of products sold.

Accelerated Depreciation

Charges for accelerated depreciation relate to long-lived assets that will be taken out of service prior to the end of their normal service period due to manufacturing consolidations, technology standardization, plant closures or strategic choices to discontinue initiatives. The Company has shortened the estimated useful lives of such assets, resulting in incremental depreciation expense. Accelerated depreciation is charged to cost of products sold for manufacturing assets and marketing, research, administrative and other expense for all other assets.

Other Restructuring Charges

Other costs incurred as a direct result of the program include relocation, training, certain costs associated with discontinuation of initiatives and the establishment of global business services, and the new legal and organization structure. These costs are charged to the applicable income statement line item based on the underlying nature of the charge.

Note 3 Acquisitions and Spin-Off

2003 Acquisitions

In March 2003, the Company reached an agreement with the controlling shareholders of Wella AG, a beauty and hair care company based in Darmstadt, Germany, to acquire 77.6% of the voting class shares. In June 2003, the Company completed a tender offer for the remaining outstanding voting class shares and preference shares, securing approximately 81% of the outstanding Wella shares (99% of the voting class shares and 45% of the preference shares). Total consideration for shares to be acquired under the agreement with the controlling shareholders and the tender offer is 4.65 billion Euros (approximately $5.35 billion based on June 30, 2003 exchange rates). The acquisition will be financed with a combination of available cash and debt. Completion of the transaction is expected to occur in the first quarter of fiscal 2004.

Millions of dollars except per share amounts

2002 Acquisitions

In 2002, purchase acquisitions, primarily the Clairol business, totaled $5.47 billion and resulted in additions to goodwill of $3.61 billion and other intangible assets of $1.73 billion.

On November 16, 2001, the Company completed the acquisition of the Clairol business from The Bristol-Myers Squibb Company for approximately $5.03 billion in cash, financed primarily with debt. The operating results of the Clairol business are reported in the Company's Beauty Care segment beginning November 16, 2001.

The following table provides pro forma results of operations for the years ended June 30, 2002 and 2001 as if Clairol had been acquired as of the beginning of each fiscal year presented. Pro forma information for 2003 is not presented as the results of Clairol are included with those of the Company for the entire year. The pro forma results include adjustments for estimated interest expense on acquisition debt and amortization of intangible assets, excluding goodwill and indefinite-lived intangibles. However, pro forma results do not include any anticipated cost savings or other effects of the integration of Clairol. Accordingly, such amounts are not necessarily indicative of the results that would have occurred if the acquisition had closed on the dates indicated, or that may result in the future.

	Years ended June 30	
Pro forma results	2002	2001
Net Sales	$40,780	$40,801
Net Earnings	4,406	2,927
Diluted Net Earnings per Common Share	$3.13	$2.07

The following table presents the allocation of purchase price related to the Clairol business as of the date of acquisition.

	Opening Balance
Current assets	$487
Property, plant and equipment	184
Intangible assets	1,533
Goodwill [1]	3,300
Other non-current assets	18
Total assets acquired	5,522
Current liabilities	450
Non-current liabilities	47
Total liabilities assumed	497
Net assets acquired	5,025

[1] Approximately $2,600 in goodwill is deductible for tax purposes.

The Company finalized the purchase price allocation of Clairol in the second quarter of 2003. There were no significant changes to the initial allocation.

The Clairol acquisition resulted in $3,330 in goodwill, all of which was allocated to the Beauty Care segment, and $1,533 in total intangible assets acquired with $1,220 allocated to trademarks with indefinite lives. The remaining $313 of acquired intangibles have determinable useful lives and were assigned to trademarks ($128), patents and technology ($146) and other intangible assets ($39). Total intangible assets acquired with determinable lives have a weighted average useful life of 9 years (11 years for trademarks, 9 years for patents and technology and 5 years for other intangible assets).

The Company completed a buyout of the purchase price contingency associated with the prior acquisition of Dr. John's Spinbrush during 2002. The total adjusted purchase price approximates $475, with the incremental payment resulting in additional goodwill in the Health Care segment.

2001 Acquisitions

In 2001, purchase acquisitions totaled $246 resulting in additions to goodwill and other intangibles of $208.

2002 Spin-off

On May 31, 2002, the Jif peanut butter and Crisco shortening brands were spun off to the Company's shareholders, and subsequently merged into The J.M. Smucker Company (Smucker). The Company's shareholders received one new common Smucker share for every 50 shares held in the Company, totaling 26 million shares, or approximately $900 in market value. This transaction was not included in the results of operations, since a spin-off to the Company's shareholders is recorded at net book value, or $150, in a manner similar to dividends.

Note 4 Goodwill and Intangible Assets

The change in the net carrying amount of goodwill for the years ended June 30, 2003 and 2002 was allocated by reportable business segment as follows:

Millions of dollars except per share amounts

	2003	2002
Fabric and Home Care, beginning of year	**$451**	$457
Translation and other	**9**	(6)
End of year	**460**	451
Baby and Family Care, beginning of year	**830**	987
Translation and other	**54**	(157)
End of year	**884**	830
Beauty Care, beginning of year	**6,542**	3,163
Acquisitions	**–**	3,330
Translation and other	**58**	49
End of year	**6,600**	6,542
Health Care, beginning of year	**2,866**	2,544
Acquisitions	**–**	284
Translation and other	**42**	38
End of year	**2,908**	2,866
Snacks and Beverages, beginning of year	**277**	278
Translation and other	**3**	(1)
End of year	**280**	277
Goodwill, Net, beginning of year	**10,966**	7,429
Acquisitions	**–**	3,614
Translation and other	**166**	(77)
End of year	**11,132**	10,966

Feminine care goodwill was moved from Baby and Family Care to Beauty Care for all periods presented, consistent with the segment re-alignment discussed in Note 12.

Identifiable intangible assets as of June 30, 2003 and 2002 were composed of:

	June 30, 2003		June 30, 2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible Assets with Determinable Lives				
Trademarks	**$499**	**$85**	$457	$48
Patents and technology	**492**	**204**	494	160
Other	**316**	**140**	385	173
	1,307	**429**	1,336	381
Trademarks with Indefinite Lives	**1,666**	**169**	1,678	169
	2,973	**598**	3,014	550

The amortization of intangible assets for the years ended June 30, 2003, 2002 and 2001 was $100, $97 and $80, respectively. Amortization of intangibles is determined based on the estimated useful life of the underlying asset as more fully discussed in Note 1. Estimated amortization expense over the next five years is as follows: 2004 - $95, 2005 - $92, 2006 - $91, 2007 - $61 and 2008 - $51. Such estimates do not reflect the impact of future foreign exchange rate changes or the pending acquisition of Wella AG (see Note 3).

The following table provides pro forma disclosure of net earnings and earnings per common share for the year ended June 30, 2001 as if goodwill and indefinite-lived intangible assets had not been amortized.

Pro forma results	2001
Net earnings	$2,922
Amortization, net of tax [1]	218
Adjusted net earnings	3,140
Basic net earnings per common share	$2.15
Amortization, net of tax [1]	0.15
Adjusted basic net earnings per common share	2.30
Diluted net earnings per common share	2.07
Amortization, net of tax [1]	0.15
Adjusted diluted net earnings per common share	2.22

[1] Amortization of goodwill and indefinite-lived intangible assets.

Note 5 Supplemental Financial Information

Selected components of current and non-current liabilities were as follows:

	June 30	
	2003	2002
Accrued and Other Current Liabilities		
Marketing and promotion	**$1,802**	$1,658
Compensation expenses	**804**	771
Restructuring reserves	**335**	245
Other	**2,571**	2,656
	5,512	5,330
Other Non-Current Liabilities		
Pension benefits	**$1,301**	$1,158
Other postretirement benefits	**181**	344
Other	**809**	586
	2,291	2,088

Millions of dollars except per share amounts

Selected Operating Expenses

Research and development costs are charged to earnings as incurred and were $1,665 in 2003, $1,601 in 2002 and $1,769 in 2001. Advertising costs are charged to earnings as incurred and were $4,373 in 2003, $3,773 in 2002 and $3,612 in 2001. Both of these are components of marketing, research, administrative and other expense.

Note 6 Short-Term and Long-Term Debt

	June 30	
	2003	2002
Short-Term Debt		
USD commercial paper	**$717**	$2,142
Non-USD commercial paper	**147**	461
Current portion of long-term debt	**1,093**	618
Other	**215**	510
	2,172	3,731

The weighted average short-term interest rates were 3.6% and 2.9% as of June 30, 2003 and 2002, respectively. The rate increase reflected a change in mix between short-term debt and the current portion of long-term debt.

	June 30	
	2003	2002
Long-Term Debt		
5.25% USD note due September, 2003	**$750**	$750
8.00% USD note due November, 2003	**200**	200
6.60% USD note due December, 2004	**1,000**	1,000
4.00% USD note due April, 2005	**400**	400
5.75% EUR note due September, 2005	**1,725**	1,478
1.50% JPY note due December, 2005	**459**	459
3.50% CHF note due February, 2006	**222**	201
4.75% USD note due June, 2007	**1,000**	1,000
6.13% USD note due May, 2008	**500**	500
4.30% USD note due August, 2008	**500**	–
6.88% USD note due September, 2009	**1,000**	1,000
2.00% JPY note due June, 2010	**417**	417
9.36% Series B ESOP debentures due 2007-2021	**1,000**	1,000
8.00% USD note due September, 2024	**200**	200
6.45% USD note due January, 2026	**300**	300
6.25% GBP note due January, 2030	**827**	763
5.25% GBP note due January, 2033	**331**	–
All other long-term debt	**1,737**	2,151
Current portion of long-term debt	**(1,093)**	(618)
	11,475	11,201

Long-term weighted average interest rates were 3.7% and 4.0% as of June 30, 2003 and 2002, respectively, and included the effects of related interest rate swaps discussed in Note 7.

The fair value of the long-term debt was $12,396 and $11,673 at June 30, 2003 and 2002, respectively. Long-term debt maturities during the next five fiscal years are as follows: 2004-$1,093; 2005-$1,495; 2006-$2,463; 2007-$1,091 and 2008-$804. The Company has no material obligations that are secured.

Note 7 Risk Management Activities

As a multinational company with diverse product offerings, the Company is exposed to market risks, such as changes in interest rates, currency exchange rates and commodity pricing. To manage the volatility related to these exposures, the Company evaluates exposures on a consolidated basis to take advantage of logical exposure netting. For the remaining exposures, the Company enters into various derivative transactions in accordance with the Company's policies in areas such as counterparty exposure and hedging practices. For all periods presented, such derivative transactions are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. The Company does not hold or issue derivative financial instruments for speculative trading purposes.

At inception, the Company formally designates and documents the financial instrument as a hedge of a specific underlying exposure. The Company formally assesses, both at inception and at least quarterly on an ongoing basis, whether the financial instruments used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Fluctuations in the derivative value generally are offset by changes in the fair value or cash flows of the exposures being hedged. This offset is driven by the high degree of effectiveness between the exposure being hedged and the hedging instrument. Any ineffective portion of an instrument's change in fair value is immediately recognized in earnings.

Credit Risk

The Company has established strict counterparty credit guidelines and normally enters into transactions with investment grade financial institutions. Counterparty exposures are monitored daily and downgrades in credit rating are reviewed on a timely basis. Credit risk arising from the inability of a counterparty to meet the terms of the Company's financial instrument contracts generally is limited to the amounts, if any, by which the counterparty's obligations exceed the obligations of the Company. The Company does not expect to incur material credit losses on its risk management or other financial instruments.

Millions of dollars except per share amounts

Interest Rate Management

The Company's policy is to manage interest cost using a mix of fixed-rate and variable-rate debt. To manage this risk in a cost efficient manner, the Company enters into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount.

Interest rate swaps that meet specific conditions under SFAS No. 133 are accounted for as fair value hedges. Accordingly, the changes in the fair value of these agreements are immediately recorded in earnings. The mark-to-market values of both the fair value hedging instruments and the underlying debt obligations are recorded as equal and offsetting gains and losses in the interest expense component of the income statement. The fair value of the Company's interest rate swap agreements was $322 at June 30, 2003 and $231 at June 30, 2002. All existing fair value hedges are 100% effective. As a result, there is no impact to earnings due to hedge ineffectiveness.

Foreign Currency Management

The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The purpose of the Company's foreign currency hedging program is to reduce the risk caused by short-term changes in exchange rates.

The Company primarily utilizes forward exchange contracts and purchased options with maturities of less than 18 months and currency swaps with maturities up to five years. These instruments are intended to offset the effect of exchange rate fluctuations on forecasted sales, inventory purchases, intercompany royalties and intercompany loans denominated in foreign currencies. The fair value of these instruments at June 30, 2003 and June 30, 2002 was $27 and $60 in assets and $92 and $29 in liabilities, respectively. The effective portion of the changes in fair value for these instruments, which have been designated as cash flow hedges, are reported in OCI and reclassified in earnings in the same financial statement line item and in the same period or periods during which the hedged transactions affect earnings. The ineffective portion, which is not material for any year presented, is immediately recognized in earnings.

The Company also utilizes the same instruments for purposes that do not meet the requirements for hedge accounting treatment. In these cases, the change in value of the instruments offsets the foreign currency impact of intercompany financing transactions, income from international operations and other balance sheet revaluations. The fair value of these instruments at June 30, 2003 and 2002 was $113 and $93 in assets and $26 and $25 in liabilities, respectively. The gain or loss on these instruments is immediately recognized in earnings. The net impact included in marketing, research, administrative and other expense was $264, $50 and $38 of gains in 2003, 2002 and 2001, respectively, which substantially offset foreign currency transaction losses of the items being hedged.

Net Investment Hedging

The Company hedges its net investment position in major currencies and generates foreign currency interest payments that offset other transactional exposures in these currencies. To accomplish this, the Company borrows directly in foreign currency and designates a portion of foreign currency debt as a hedge of net investments in foreign subsidiaries. In addition, certain foreign currency swaps are designated as hedges of the Company's related foreign net investments. Under SFAS No. 133, changes in the fair value of these instruments are immediately recognized in OCI, to offset the change in the value of the net investment being hedged. Currency effects of these hedges reflected in OCI were a $418 and $397 after-tax loss in 2003 and 2002, respectively. Accumulated net balances were a $238 after-tax loss in 2003 and a $180 after-tax gain in 2002.

Commodity Price Management

Raw materials used by the Company are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. To manage the volatility related to certain anticipated inventory purchases, the Company uses futures and options with maturities generally less than one year and swap contracts with maturities up to five years. These market instruments are designated as cash flow hedges under SFAS No. 133. Accordingly, the mark-to-market gain or loss on qualifying hedges is reported in OCI and reclassified into cost of products sold in the same period or periods during which the hedged transaction affects earnings. Qualifying cash flow hedges currently recorded in OCI are not considered material. The mark-to-market gain or loss on non-qualifying, excluded and ineffective portions of hedges is immediately recognized in cost of products sold. Commodity hedging activity was not material to the Company's financial statements for the years ended June 30, 2003, 2002 and 2001.

Note 8 Earnings per Share and Stock Options

Net Earnings Per Common Share

Net earnings less preferred dividends (net of related tax benefits) are divided by the weighted average number of common shares outstanding during the year to calculate basic net earnings per common share. Diluted net earnings per common share are calculated to give effect to stock options and convertible preferred stock (see Note 9).

Millions of dollars except per share amounts

Net earnings and common shares balances used to calculate basic and diluted net earnings per share were as follows:

	Years ended June 30		
	2003	2002	2001
Net Earnings	**$5,186**	$4,352	$2,922
Preferred dividends, net of tax benefit	**(125)**	(124)	(121)
Net earnings available to common shareholders	**5,061**	4,228	2,801
Preferred dividends, net of tax benefit	**125**	124	121
Preferred dividend impact on funding of ESOP	**(9)**	(12)	(15)
Diluted net earnings	**5,177**	4,340	2,907

	Years ended June 30		
Shares in millions	**2003**	2002	2001
Basic weighted average common shares outstanding	**1,296.6**	1,297.4	1,300.3
Effect of dilutive securities			
Conversion of preferred shares [1]	**85.1**	88.8	91.9
Exercise of stock options [2]	**19.6**	18.7	13.4
Diluted weighted average common shares outstanding	**1,401.3**	1,404.9	1,405.6

[1] Despite being included currently in diluted net earnings per common share, the actual conversion to common stock occurs pursuant to the repayment of the ESOP through 2021.

[2] Approximately 33 million in 2003, 36 million in 2002 and 38 million in 2001 of the Company's stock options were not included in the diluted net earnings per share calculation because to do so would have been antidilutive (i.e., the exercise price exceeded market value).

Stock-Based Compensation

The Company has a primary stock-based compensation plan under which stock options are granted annually to key managers and directors with exercise prices equal to the market price of the underlying shares on the date of grant. Grants were made under plans approved by shareholders in 1992 and 2001. Grants issued since September 2002 are vested after three years and have a ten-year life. Grants issued from July 1998 through August 2002 are vested after three years and have a fifteen-year life, while grants issued prior to July 1998 are vested after one year and have a ten-year life. The Company also makes other grants to employees, for which vesting terms and option lives differ.

Had the provision of SFAS No. 123 expensing been applied, the Company's net earnings and earnings per common share would have been impacted as summarized in the discussion of the Company's stock-based compensation accounting policy in Note 1. In calculating the impact for options granted in 2003 and 2002, the Company has estimated the fair value of each grant using the Black-Scholes option-pricing model. The fair value of grants issued in 2001 was estimated using the binomial options-pricing model. The fair value estimates of these models is not materially different. Assumptions are evaluated and revised, as necessary, to reflect market conditions and experience. The following assumptions were used:

	Years ended June 30		
Options Granted	**2003**	2002	2001
Interest rate	**3.9%**	5.4%	5.8%
Dividend yield	**1.8%**	2.2%	2.0%
Expected volatility	**20%**	20%	26%
Expected life in years	**8**	12	9

The following table summarizes stock option activity during 2003, 2002 and 2001:

	June 30		
Options in Thousands	**2003**	2002	2001
Outstanding, beginning of year	**120,163**	104,196	82,744
Granted	**17,880**	25,040	28,400
Jif and Crisco spin-off adjustment	**–**	811	–
Exercised	**(6,952)**	(8,149)	(5,709)
Canceled	**(1,292)**	(1,735)	(1,239)
Outstanding, end of year	**129,799**	120,163	104,196
Exercisable	**59,101**	46,332	48,805
Available for grant	**101,797**	114,536	27,994
Average price			
Outstanding, beginning of year	**$66.68**	$63.64	$61.73
Granted	**91.37**	70.19	62.20
Exercised	**38.70**	29.07	24.77
Outstanding, end of year	**71.50**	66.68	63.64
Exercisable, end of year	**70.87**	56.99	49.14
Weighted average fair value of options granted during the year	**21.99**	21.14	22.45

Stock options outstanding at June 30, 2003 were in the following exercise price ranges:

	Outstanding Options		
Range of Prices	Number Outstanding (Thousands)	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Life Years
$28 to 46	**15,847**	**$35.78**	**2.0**
54 to 66	**36,470**	**61.35**	**10.2**
67 to 85	**40,575**	**74.85**	**9.7**
85 to 106	**36,907**	**93.17**	**10.0**

Stock options exercisable at June 30, 2003 were in the following exercise price ranges:

	Exercisable Options	
Range of Prices	Number Exercisable (Thousands)	Weighted Average Exercise Price
$28 to 46	**15,847**	**$35.78**
54 to 66	**7,938**	**59.77**
67 to 85	**16,826**	**82.63**
85 to 106	**18,490**	**95.02**

As a component of its treasury share repurchase program, the Company generally repurchases common shares to fund the stock options granted.

In limited cases, the Company also issues stock appreciation rights, generally in countries where stock options are not permitted by local governments. The obligations and associated compensation expense are adjusted for changes in intrinsic value. The impact of these adjustments is insignificant.

Note 9 Postretirement Benefits and Employee Stock Ownership Plan

The Company offers various postretirement benefits to its employees.

Defined Contribution Retirement Plans

The most prevalent employee benefit plans offered are defined contribution plans, which cover substantially all employees in the United States as well as employees in certain other countries. These plans are fully funded.

Under the defined contribution plans, the Company generally makes annual contributions to participants' accounts based on individual base salaries and years of service. In the United States, the Company makes annual contributions to participants' accounts that do not exceed 15% of total participants' annual wages and salaries.

The Company maintains The Procter & Gamble Profit Sharing Trust (Trust) and Employee Stock Ownership Plan (ESOP) to provide funding for the U.S. defined contribution plan, as well as other retiree benefits. Operating details of the ESOP are provided at the end of this Note. The fair value of the ESOP Series A shares serves to reduce the Company's cash contribution required to fund the profit sharing plan contributions earned. Under the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 76-3, shares of the ESOP are allocated at original cost based on debt service requirements, net of advances made by the Company to the Trust.

Defined contribution expense pursuant to this plan was $286, $279 and $303 in 2003, 2002 and 2001, respectively, which approximates the amount funded by the Company.

Defined Benefit Retirement Plans and Other Retiree Benefits

Certain other employees, primarily outside the United States, are covered by local defined benefit pension, as well as other retiree benefit plans.

The Company also provides certain other retiree benefits, primarily health care and life insurance, for substantially all U.S. employees who become eligible for these benefits when they meet minimum age and service requirements. Generally, the health care plans require contributions from retirees and pay a stated percentage of expenses, reduced by deductibles and other coverages. These benefits primarily are funded by ESOP Series B shares as well as certain other assets contributed by the Company.

The following table sets forth the aggregate change in benefit obligation for the Company's defined benefit and other retiree benefit plans:

	Years ended June 30			
	Pension Benefits		Other Retiree Benefits	
	2003	2002	**2003**	2002
Benefit obligation at beginning of year	**$2,970**	$2,567	**$2,135**	$1,577
Service cost	**124**	114	**62**	49
Interest cost	**173**	153	**150**	116
Participants' contributions	**7**	7	**27**	22
Amendments	**(33)**	1	**(2)**	5
Actuarial loss	**138**	72	**645**	401
Acquisitions	**42**	40	**–**	32
Curtailments and settlements	**(29)**	(101)	**–**	(1)
Special termination benefits	**1**	9	**7**	37
Currency translation	**305**	255	**13**	5
Benefit payments	**(155)**	(147)	**(123)**	(108)
Benefit obligation at end of year	**3,543**	2,970	**2,914**	2,135

The following table sets forth the aggregate change in plan assets, as well as the cash contributions made for each plan:

	Years ended June 30			
	Pension Benefits		Other Retiree Benefits	
	2003	2002	**2003**	2002
Fair value of plan assets at beginning of year	**$1,332**	$1,432	**$2,347**	$1,449
Actual return on plan assets	**(36)**	(150)	**1**	947
Acquisitions	**1**	18	**–**	–
Employer contributions	**337**	116	**25**	38
Participants' contributions	**7**	7	**27**	22
Settlements	**(27)**	(22)	**–**	–
Currency translation	**99**	78	**–**	(1)
Benefit payments	**(155)**	(147)	**(123)**	(108)
Fair value of plan assets at end of year	**1,558**	1,332	**2,277**	2,347

Pension plan assets comprise a diversified mix of assets including corporate equities, government securities and corporate debt securities. The asset allocation is based on the structure of the liability. Other retiree plan assets were comprised of Company stock, net of Series B ESOP debt (see Note 6), of $2,182 and $2,243, as of June 30, 2003 and 2002, respectively.

The accrued pension and other retiree benefit costs recognized in the accompanying Consolidated Balance Sheets were computed as follows:

	Years ended June 30			
	Pension Benefits		Other Retiree Benefits	
	2003	2002	**2003**	2002
Funded status at end of year	**$(1,985)**	$(1,638)	**$(637)**	$212
Unrecognized net actuarial loss (gain)	**930**	571	**435**	(579)
Unrecognized transition amount	**13**	14	**–**	–
Unrecognized prior service cost	**(9)**	21	**(2)**	(1)
Net amount recognized	**(1,051)**	(1,032)	**(204)**	(368)
Prepaid benefit cost	**173**	94	**2**	2
Accrued benefit cost	**(1,407)**	(1,250)	**(206)**	(370)
Intangible asset	**31**	18	**–**	–
Accumulated other comprehensive income	**152**	106	**–**	–
Net liability recognized	**(1,051)**	(1,032)	**(204)**	(368)

The underfunding of pension benefits primarily is a function of the different funding incentives that exist outside of the United States. In certain countries where the Company has major operations, there are no legal requirements or financial incentives provided to companies for pension fund contributions. In these instances, the associated pension liabilities are typically financed directly from the Company's cash as they become due, rather than through the creation of a separate pension fund. Both the benefit and the financing costs have been reflected in net earnings.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $2,945, $2,310 and $979, respectively, as of June 30, 2003, and $1,718, $1,385 and $276, respectively, as of June 30, 2002.

The recent underfunding of other retiree benefits is primarily due to changes in the assumed discount and health care cost trend rates. Benefit obligations exceed the fair value of plan assets for each retiree benefit plan. Annual funding requirements are met through cash from operations.

Millions of dollars except per share amounts

The Company evaluates its actuarial assumptions on an annual basis. These assumptions are revised based on an evaluation of long-term trends and market conditions in each country that may have an impact on the cost of providing retirement benefits.

Assumptions for the defined benefit and other retiree benefit calculations, which are reflected on a weighted average basis of individual country plans, were as follows:

	Years ended June 30			
	Pension Benefits		Other Retiree Benefits	
	2003	2002	**2003**	2002
Discount rate	**5.1%**	5.6%	**5.8%**	7.0%
Expected return on plan assets	**7.7%**	8.6%	**9.5%**	9.5%
Rate of compensation increase	**3.1%**	3.5%	**–**	–
Initial health care cost trend rate [1]	**–**	–	**11.4%**	11.3%

[1] Trend rate assumption was adjusted in 2003 to reflect market trends. Rate is assumed to decrease to 5.0% by 2010 and remain at that level thereafter. Rate is applied to current plan costs net of Medicare; estimated initial rate for "gross eligible charges" (charges inclusive of Medicare) is 8.8% for 2003 and 9.1% for 2002.

Components of the net periodic benefit cost were as follows:

	Years ended June 30					
	Pension Benefits			Other Retiree Benefits		
	2003	2002	2001	**2003**	2002	2001
Service cost	**$124**	$114	$115	**$62**	$49	$40
Interest cost	**173**	153	149	**150**	116	101
Expected return on plan assets	**(127)**	(133)	(127)	**(333)**	(320)	(317)
Amortization of prior service cost	**2**	4	5	**(1)**	(1)	(1)
Amortization of prior transition amount	**2**	3	3	**–**	–	–
Settlement loss	**5**	–	6	**–**	–	–
Curtailment loss (gain)	**–**	1	(13)	**–**	(1)	–
Recognized net actuarial loss (gain)	**13**	9	3	**(27)**	(64)	(85)
Gross benefit cost	**192**	151	141	**(149)**	(221)	(262)
Dividends on ESOP preferred stock	**–**	–	–	**(74)**	(76)	(76)
Net periodic benefit cost	**192**	151	141	**(223)**	(297)	(338)

In addition to the net periodic benefit cost, additional expense of $8 and $46 was recognized during the fiscal years ended June 30, 2003 and 2002, respectively, for special termination benefits provided as part of early retirement packages in connection with the Company's restructuring program.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost components	**$37**	**$(30)**
Effect on postretirement benefit obligation	**435**	**(422)**

Employee Stock Ownership Plan

The Company maintains the ESOP to provide funding for certain employee benefits discussed in the preceding paragraphs.

The ESOP borrowed $1,000 in 1989 and the proceeds were used to purchase Series A ESOP Convertible Class A Preferred Stock to fund a portion of the defined contribution retirement plan in the United States. Principal and interest requirements are $117 per year, paid by the Trust from dividends on the preferred shares and from cash contributions and advances from the Company. Each share is convertible at the option of the holder into one share of the Company's common stock. The liquidation value is $13.64 per share.

In 1991, the ESOP borrowed an additional $1,000. The proceeds were used to purchase Series B ESOP Convertible Class A Preferred Stock to fund a portion of retiree health care benefits. These shares are considered plan assets, net of the associated debt, of the other retiree benefits plan discussed above. Debt service requirements are $94 per year, funded by preferred stock dividends and cash contributions from the Company. Each share is convertible at the option of the holder into one share of the Company's common stock. The liquidation value is $25.92 per share.

The number of preferred shares outstanding at June 30 was as follows:

	June 30		
Shares in Thousands	**2003**	2002	2001
Allocated	**32,246**	33,095	34,459
Unallocated	**15,767**	17,687	19,761
Total Series A	**48,013**	50,782	54,220
Allocated	**10,324**	9,869	9,267
Unallocated	**25,359**	26,454	27,338
Total Series B	**35,683**	36,323	36,605

Millions of dollars except share amounts

As permitted by SOP 93-6, "Employers Accounting for Employee Stock Ownership Plans," the Company has elected, where applicable, to continue its practices, which are based on SOP 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans." ESOP debt, which is guaranteed by the Company, is recorded in short-term and long-term liabilities (see Note 6). Preferred shares issued to the ESOP are offset by the reserve for ESOP debt retirement in the Consolidated Balance Sheets and the Consolidated Statements of Shareholders' Equity. Interest incurred on the ESOP debt is recorded as interest expense. Dividends on all preferred shares, net of related tax benefits, are charged to retained earnings.

The preferred shares held by the ESOP are considered outstanding from inception for purposes of calculating diluted net earnings per common share. Diluted net earnings are calculated assuming that all preferred shares are converted to common, and therefore are adjusted to reflect the incremental ESOP funding that would be required due to the difference in dividend rate between preferred and common shares (see Note 8).

Note 10 Income Taxes

Under SFAS No. 109, "Accounting for Income Taxes," income taxes are recognized for the following: a) amount of taxes payable for the current year, and b) deferred tax liabilities and assets for future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using the enacted statutory tax rates and adjusted for tax rate changes. Earnings before income taxes consisted of the following:

	Years ended June 30		
	2003	2002	2001
United States	**$4,920**	$4,411	$3,340
International	**2,610**	1,972	1,276
	7,530	6,383	4,616

The income tax provision consisted of the following:

	Years ended June 30		
	2003	2002	2001
Current Tax Expense			
U.S. Federal	**$1,595**	$975	$1,030
International	**588**	551	676
U.S. State and Local	**98**	116	90
	2,281	1,642	1,796
Deferred Tax Expense			
U.S. Federal	**125**	571	142
International and other	**(62)**	(182)	(244)
	63	389	(102)
	2,344	2,031	1,694

The Company's effective income tax rate was 31.1%, 31.8% and 36.7% in 2003, 2002 and 2001, respectively, compared to the U.S. statutory rate of 35.0%. The country mix impacts of foreign operations reduced the Company's effective tax rate to a larger degree in 2003 and 2002 than in 2001 – 3.8% in 2003 and 3.1% in 2002. The Company's higher tax rate in 2001 reflected the impact of restructuring costs and amortization of goodwill and indefinite-lived intangibles prior to the adoption of SFAS No. 142. Taxes impacted shareholders' equity with credits of $361 and $477 for the years ended June 30, 2003 and 2002, respectively. These primarily relate to the tax effects of net investment hedges and tax benefits from the exercise of stock options.

The Company has undistributed earnings of foreign subsidiaries of $14,021 at June 30, 2003, for which deferred taxes have not been provided. Such earnings are considered indefinitely invested in the foreign subsidiaries. If such earnings were repatriated additional tax expense may result, although the calculation of such additional taxes is not practicable.

Realization of certain deferred tax assets is dependent upon generating sufficient taxable income in the appropriate jurisdiction prior to expiration of the carryforward periods. Although realization is not assured, management believes it is more likely than not the deferred tax assets, net of applicable valuation allowances, will be realized.

Deferred income tax assets and liabilities were comprised of the following:

	Years ended June 30	
	2003	2002
Total Deferred Tax Assets		
Loss and other carryforwards	**$ 311**	$ 454
Unrealized loss on financial instruments	**287**	55
Advance payments	**182**	–
Other postretirement benefits	**93**	109
Other	**820**	687
Valuation allowances	**(158)**	(106)
	1,535	1,199
Total Deferred Tax Liabilities		
Fixed assets	**(1,175)**	(1,110)
Goodwill and other non-current intangible assets	**(410)**	(286)
Other	**(287)**	(209)
	(1,872)	(1,605)

Millions of dollars except per share amounts

Net operating loss carryforwards were $1,222 at June 30, 2003. Net operating losses and other tax credit carryforwards were $1,211 at June 30, 2002. If unused, $348 will expire between 2004 and 2013. The remainder, totaling $874 at June 30, 2003, may be carried forward indefinitely.

Note 11 Commitments and Contingencies

Guarantees

In conjunction with certain transactions, primarily divestitures, the Company may provide routine indemnifications (e.g., retention of previously existing environmental, tax and employee liabilities) whose terms range in duration and often are not explicitly defined. Where appropriate, an obligation for such indemnifications is recorded as a liability. Generally, the maximum obligation under such indemnifications is not explicitly stated and as a result the overall amount of these obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, historically the Company has not made significant payments for these indemnifications. The Company believes that if it were to incur a loss in any of these matters, the loss would not have a material effect on the Company's financial condition or results of operations.

In certain situations, the Company guarantees loans for suppliers that construct assets to produce materials for sale to P&G. The total amount of guarantees issued under such arrangements is not material.

Purchase Commitments

The Company has purchase commitments for materials, supplies, services and property, plant and equipment as part of the normal course of business. Due to the proprietary nature of many of the Company's materials and processes, certain supply contracts contain penalty provisions for early termination. The Company does not expect potential payments under these provisions to materially affect results of operations or its financial condition in any individual year.

Minority Partner Put Option

At various points from 2007 to 2017, the minority partner in a subsidiary that holds most of the Company's China operations has the right to exercise a put option to require the Company to purchase from half to all of its outstanding 20% interest at a price not greater than fair market value. The impact of this put option is dependent on factors that can change prior to its exercise. Given that the put price cannot exceed fair market value and the Company's current liquidity, the Company does not believe that exercise of the put would materially impact its results of operations or financial condition.

Operating Leases

The Company leases certain property and equipment for varying periods under operating leases. Future minimum rental payments with terms in excess of one year total approximately $550.

Litigation

The Company is subject to various lawsuits and claims with respect to matters such as governmental regulations, income taxes and other actions arising out of the normal course of business. The Company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior manufacturing and waste disposal practices. Accrued environmental liabilities for remediation and closure costs were $34 and $39 at June 30, 2003 and 2002, respectively. Current year expenditures were not material.

While considerable uncertainty exists, in the opinion of management and Company counsel, the ultimate liabilities resulting from such lawsuits and claims will not materially affect the Company's financial condition.

Note 12 Segment Information

The Company's reportable segments are organized into five product-based global business units. The segments, which are generally determined by the product type and end-point user benefits offered, manufacture and market products as follows:

- Fabric and Home Care includes laundry detergents, dish care, fabric enhancers and surface cleaners.
- Beauty Care includes hair care, skin care, cosmetics, fine fragrances, deodorants, tampons, pads and pantiliners.
- Baby and Family Care includes diapers, wipes, tissue and towels.
- Health Care includes oral care, personal health care, pharmaceuticals and pet health and nutrition.
- Snacks and Beverages includes coffee, snacks, commercial services and juice.

To reflect management and business changes, the Company realigned its reporting segments. Effective July 1, 2002, the feminine care business, which had been managed within the Baby and Family Care segment, is included in the Beauty Care segment. In addition, the Food and Beverage segment was renamed Snacks and Beverages to reflect its remaining businesses. The historical results for the elements of the former Food and Beverage segment that have been divested or spun-off (i.e., Jif, Crisco and commercial shortening and oils) are now reflected in

Millions of dollars except per share amounts

Corporate, consistent with management reporting. As required by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," prior year operating information in the following table, as well as other segment information presented in the footnotes, has been restated to conform to the current year presentation.

The accounting policies of the operating segments are generally the same as those described in Note 1, Summary of Significant Accounting Policies. Differences from these policies and U.S. GAAP primarily reflect: income taxes, which are reflected in the business segments using estimated local statutory rates; the treatment of unconsolidated investees (see Note 1); and the recording of fixed assets at historical exchange rates in certain high inflation economies.

Corporate includes certain operating and non-operating activities as well as eliminations to adjust management reporting principles to U.S. GAAP. Operating activities in Corporate include the results of incidental businesses managed at the corporate level along with the elimination of individual revenues and expenses generated by companies over which the Company exerts significant influence, but does not control. Operating elements also comprise intangible asset amortization, including amortization of indefinite-lived intangibles and goodwill prior to SFAS No. 142 adoption on July 1, 2001, charges related to restructuring, certain employee benefit costs and other general corporate items. The non-operating elements include financing and investing activities. These items have not been allocated to operating segments because they are corporate-driven decisions and are not reflected in the operating results used internally to measure and evaluate the operating segments. In addition, Corporate includes the historical results of certain divested businesses of the former Food and Beverage segment. Corporate assets primarily include cash, investment securities, goodwill and other non-current intangible assets.

The Company had net sales in the United States of $21,853, $21,198 and $20,334 for the years ended June 30, 2003, 2002 and 2001, respectively. Assets in the United States totaled $23,424 and $23,434 as of June 30, 2003 and 2002, respectively.

The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 18%, 17% and 15% of consolidated net sales in 2003, 2002 and 2001, respectively. These sales occurred primarily in the United States.

		Fabric and Home Care	Beauty Care	Baby and Family Care	Health Care	Snacks and Beverages	Corporate	Total
Net Sales	**2003**	**$12,560**	**$12,221**	**$9,933**	**$5,796**	**$3,238**	**$(371)**	**$43,377**
	2002	11,618	10,723	9,233	4,979	3,249	436	40,238
	2001	11,660	10,027	9,221	4,353	3,460	523	39,244
Before-Tax Earnings	**2003**	**3,080**	**2,899**	**1,448**	**1,034**	**460**	**(1,391)**	**7,530**
	2002	2,728	2,354	1,272	795	476	(1,242)	6,383
	2001	2,430	2,017	1,119	584	401	(1,935)	4,616
Net Earnings	**2003**	**2,059**	**1,984**	**882**	**706**	**306**	**(751)**	**5,186**
	2002	1,831	1,610	738	521	303	(651)	4,352
	2001	1,643	1,361	658	390	242	(1,372)	2,922
Depreciation and Amortization	**2003**	**332**	**345**	**558**	**156**	**125**	**187**	**1,703**
	2002	326	339	503	163	121	241	1,693
	2001	328	293	563	159	128	800	2,271
Total Assets	**2003**	**5,174**	**5,389**	**6,974**	**2,642**	**2,040**	**21,487**	**43,706**
	2002	5,149	5,500	7,069	2,542	2,012	18,504	40,776
Capital Expenditures	**2003**	**357**	**343**	**548**	**144**	**125**	**(35)**	**1,482**
	2002	368	354	702	158	125	(28)	1,679
	2001	516	416	1,152	231	217	(46)	2,486

Millions of dollars except per share amounts

Note 13 Quarterly Results (Unaudited)

		Quarters Ended				
		Sept. 30	Dec. 31	Mar. 31	June 30	Total Year
Net Sales	**2002–2003**	**$10,796**	**$11,005**	**$10,656**	**$10,920**	**$43,377**
	2001–2002	9,766	10,403	9,900	10,169	40,238
Operating Income	**2002–2003**	**2,179**	**2,248**	**1,957**	**1,469**	**7,853**
	2001–2002	1,762	1,864	1,654	1,398	6,678
Net Earnings	**2002–2003**	**1,464**	**1,494**	**1,273**	**955**	**5,186**
	2001–2002	1,104	1,299	1,039	910	4,352
Diluted Net Earnings Per Common Share	**2002–2003**	**$1.04**	**$1.06**	**$0.91**	**$0.68**	**$3.69**
	2001–2002	0.79	0.93	0.74	0.64	3.09

Financial Summary (Unaudited)

	2003	2002	2001	2000	1999	1998	1997	1996
Net Sales	**$43,377**	$40,238	$39,244	$39,951	$38,125	$37,154	$35,764	$35,284
Operating Income	**7,853**	6,678	4,736	5,954	6,253	6,055	5,488	4,815
Net Earnings	**5,186**	4,352	2,922	3,542	3,763	3,780	3,415	3,046
Net Earnings Margin	**12.0%**	10.8%	7.4%	8.9%	9.9%	10.2%	9.5%	8.6%
Basic Net Earnings Per Common Share	**$3.90**	$3.26	$2.15	$2.61	$2.75	$2.74	$2.43	$2.14
Diluted Net Earnings Per Common Share	**3.69**	3.09	2.07	2.47	2.59	2.56	2.28	2.01
Dividends Per Common Share	**1.64**	1.52	1.40	1.28	1.14	1.01	0.90	0.80
Restructuring Program Charges [1]	**$751**	$958	$1,850	$814	$481	$ –	$ –	$ –
Research and Development Expense	**1,665**	1,601	1,769	1,899	1,726	1,546	1,469	1,399
Advertising Expense	**4,373**	3,773	3,612	3,793	3,639	3,801	3,574	3,374
Total Assets	**43,706**	40,776	34,387	34,366	32,192	31,042	27,598	27,762
Capital Expenditures	**1,482**	1,679	2,486	3,018	2,828	2,559	2,129	2,179
Long-Term Debt	**11,475**	11,201	9,792	9,012	6,265	5,774	4,159	4,678
Shareholders' Equity	**16,186**	13,706	12,010	12,287	12,058	12,236	12,046	11,722

[1] Restructuring program charges, on an after-tax basis, totaled $538, $706, $1,475, $688 and $385 for 2003, 2002, 2001, 2000 and 1999, respectively.

Millions of dollars except per share amounts

Shareholder Information

If ...
- You need help with your account
- You need automated access to your account
- You are interested in our certificate safekeeping service
- *You want to arrange for direct deposit of dividends*
- You have a lost, stolen or destroyed stock certificate

Contact P&G 24 Hours a Day
Visit our Web site at www.pg.com/investor
E-mail us at shareholders.im@pg.com
Call for financial information at 1-800-764-7483
(call 1-513-945-9990 outside the U.S. and Canada)

Call Person-To-Person
Shareholder Services representatives are available
Monday–Friday, 9–4 EST at 1-800-742-6253
(call 1-513-983-3034 outside the U.S. and Canada)
Automated service available after U.S. business hours

Or Write
The Procter & Gamble Company
Shareholder Services Department
P.O. Box 5572
Cincinnati, OH 45201-5572

Corporate Headquarters
The Procter & Gamble Company
P.O. Box 599
Cincinnati, OH 45201-0599

Transfer Agent/Shareholder Services
The Procter & Gamble Company
Shareholder Services Department
P.O. Box 5572
Cincinnati, OH 45201-5572

Registrar
The Fifth Third Bank
Stock Transfer Administration
Corporate Trust Department, MD 10AT60
38 Fountain Square Plaza
Cincinnati, OH 45263

Exchange Listing
New York, Cincinnati, Amsterdam, Paris, Basle, Geneva, Lausanne, Zurich, Frankfurt, Brussels, Tokyo

Shareholders of Common Stock
There were approximately 1,234,000 common stock shareowners, including shareholders of record, participants in the Shareholder Investment Program, participants in P&G stock ownership plans and beneficial owners with accounts at banks and brokerage firms, as of August 1, 2003.

Form 10-K
Shareholders may obtain a copy of the Company's 2003 report to the Securities and Exchange Commission on Form 10-K by going to P&G's investor Web site at www.pg.com/investor or by calling us at 1-800-764-7483. This information is also available at no charge by sending a request to Shareholder Services at the address listed above.

Shareholders' Meeting
The next annual meeting of shareholders will be held on Tuesday, October 14, 2003. A full transcript of the meeting will be available from Linda D. Rohrer, Assistant Secretary. Ms. Rohrer can be reached at One P&G Plaza, Cincinnati, OH 45202-3315.

www.pg.com/investor
You can access your Shareholder Investment Program account, including your account balance and transactions, 24 hours a day at www.pg.com/investor. And pg.com is your one-stop connection to stock purchase information, transaction forms, Company reports and webcasts, as well as product information, newsletters and samples.

Corporate Sustainability Report
Sustainable development is a simple idea: ensuring a better quality of life for everyone, now and for generations to come. P&G embraces sustainable development as a potential business opportunity, as well as a corporate responsibility. For more information, please find our Corporate Sustainability Report at www.pg.com/sr.

Global Contributions Report
P&G strives to make a difference beyond our brands to help improve people's everyday lives. P&Gers around the world are engaged in their communities as volunteers and as partners in important community activities. See P&G's Global Contributions Report to learn more about these efforts, including P&G's financial support, at www.pg.com/contributionsreport.

P&G Galleria
You can order imprinted P&G merchandise from the P&G Galleria. Shop online for umbrellas, business accessories and clothing through www.pg.com in Try and Buy, or call 1-800-969-4693 (1-513-651-1888 outside the U.S.).

Common Stock Price Range and Dividends

	Price Range				Dividends	
Quarter ended	**2002–2003 High**	**2002–2003 Low**	2001–2002 High	2001–2002 Low	**2002–2003**	2001–2002
September 30	**$93.50**	**$74.08**	$77.28	$63.75	**$0.41**	$0.38
December 31	**92.35**	**82.00**	81.72	69.73	**0.41**	0.38
March 31	**90.00**	**79.57**	90.73	76.38	**0.41**	0.38
June 30	**92.53**	**87.60**	94.75	87.00	**0.41**	0.38

P&G at a Glance

Global Business Unit	Product Lines	Key Brands	Net Sales by Segment* (in billions)
Fabric and Home Care	Laundry detergent, fabric conditioners, dish care, household cleaners, fabric refreshers, bleach and care for special fabrics	Tide, Ariel, Downy, Lenor, Dawn, Fairy, Joy, Gain, Ace Laundry and Bleach, Swiffer, Bold, Cascade, Dash, Cheer, Bounce, Febreze, Mr. Clean/Proper, Era, Bonux, Dreft, Daz, Vizir, Flash, Salvo, Viakal, Rindex, Alomatik, Dryel, Myth, Maestro Limpio, Ivory Dish, Hi Wash, Lang	$12.6
Beauty Care	Hair care/hair color, skin care and cleansing, cosmetics, fragrances and antiperspirants/deodorants	Pantene, Olay, Head & Shoulders, Cover Girl, Clairol's Herbal Essences, Nice 'n Easy, Natural Instincts and Hydrience, SK-II, Max Factor, Hugo Boss, Secret, Zest, Old Spice, Safeguard, Rejoice, Vidal Sassoon, Pert, Ivory Personal Care, Aussie, Lacoste, Infusion 23, Noxzema, Camay, Sure, Physique, Infasil, Laura Biagiotti, Muse, Wash&Go, Giorgio, Mum	12.2
	Feminine protection pads, tampons and pantiliners	Always, Whisper, Tampax, Lines Feminine Care, Naturella, Evax, Ausonia, Orkid	
Baby and Family Care	Baby diapers, baby and toddler wipes, baby bibs, baby change and bed mats	Pampers, Luvs, Kandoo, Dodot	9.9
	Paper towels, toilet tissue and facial tissue	Charmin, Bounty, Puffs, Tempo, Codi	
Health Care	Oral care, pet health and nutrition, pharmaceuticals and personal health care	Crest, Iams, Eukanuba, Vicks, Actonel, Asacol, Metamucil, Fixodent, PUR, Scope, Pepto-Bismol, Macrobid, Didronel, ThermaCare	5.8
Snacks and Beverages	Snacks and beverages	Pringles, Folgers, Millstone, Torengos, Sunny Delight, Punica	3.2


7%
29%
28%
23%
13%

- Fabric and Home Care
- Beauty Care
- Baby and Family Care
- Health Care
- Snacks and Beverages

Recognition

- P&G is in the top 10 of the World's Most Admired Companies *(Fortune magazine)* and Best Corporate Citizens *(Business Ethics magazine)*.
- P&G ranks among the top companies for Executive Women *(National Association of Female Executives)*, African Americans *(Family Digest magazine)*, and Best Companies to Work For *(Fortune magazine)*.



* Includes $0.4 billion of net sales generated by companies for which P&G exerts significant influence but does not consolidate.



Touching lives, improving life. P&G